2002 ANNUAL REPORT

AMERICAN RIVER HOLDINGS

APR 29 2003

AR/S

P.E. 12-31-02



PROCESSED
APR 30 2003
THOMSON FINANCIAL

20 Years on the Horizon

BUSINESS SUMMARY

American River Holdings, established in 1983, headquartered in Sacramento, California is the parent company of American River Bank, North Coast Bank, and first source capital. The Board of Directors of American River Bank formed the holding company in 1995 with the vision of increasing the choices available in financing our growth and improving our share price in order to maximize long-term shareholder value.

American River Bank is a business bank with four offices in Sacramento and Placer County. American River Bank has assisted numerous businesses in getting started, purchasing buildings and expanding their business. American River Bank has built a reputation for providing personal service and maintaining a strong focus on new technology. Their goal is to provide valued clients with immediate access to the information and people that will meet their business and financial needs.

North Coast Bank, a business bank based in Sonoma County, has three offices located in Santa Rosa, Windsor, and Healdsburg. North Coast Bank strives to anticipate every financial need in order to offer their clients flexible banking options. Being a community bank, North Coast Bank's professionals understand the needs of their community and can offer clients' excellent personal service.

first source capital is a lease brokerage that operates on a national scale for most types of business assets, from computer hardware to heavy earth –moving equipment. **first source capital's** mission is to provide a wide variety of competitively priced products and deliver them with an excellent level of service.



MISSION STATEMENT



American River Holdings is a financial services company dedicated to maximizing long-term shareholder value by delivering exceptional service to our clientele, maintaining superior asset quality, staying at the forefront of technology and focusing on growth and profitability.

FINANCIAL HIGHLIGHTS

(In thousands)

	2002	2001	Percent Change
Per Share			
Basic earnings	$ 1.69	$ 1.52	11%
Diluted earnings	1.57	1.43	10
Book value	12.08	10.56	14
Dividends paid	0.35	0.26	35
For the Year			
Net interest income*	$ 15,235	$ 14,733	3%
Provision for loan and lease losses	644	791	(19)
Noninterest income	2,323	2,365	(2)
Noninterest expense	9,389	9,502	(1)
Net income	4,459	4,037	10
Average shares outstanding	2,634	2,662	(1)
Average diluted shares outstanding	2,833	2,831	0
At December 31			
Assets	$ 342,563	$ 286,559	20%
Net loans	229,008	195,026	17
Allowance for loan and lease losses	3,197	2,614	22
Deposits	275,796	254,888	8
Shareholders' equity	31,726	27,942	14

FINANCIAL RATIOS

	2002	2001	Percent Change
For the year			
Return on average assets	1.44%	1.45%	(1)%
Return on average equity	15.11%	15.34%	(1)
Provision for loan and lease losses to average loans and leases	0.31%	0.39%	(21)
Efficiency ratio*	53.47%	55.57%	(4)
At December 31			
Equity to assets	9.26%	9.75%	(5)%
Total risk-based capital ratio	13.05%	13.62%	(4)
Allowance for loan and lease losses to total loans and leases	1.38%	1.32%	5

* fully taxable equivalent



This annual report showcases the tremendous accomplishments of 2002. These accomplishments include total shareholder return of 60%, the highest net income in our history, increasing the cash dividend, record asset size, record loans outstanding and record deposit totals. These accomplishments were in the setting of maintaining excellent asset quality.

The chart on the following page shows an ending share price of $23.83 per share. As you know, American River Holdings' shares are traded on the NASDAQ National Market®, the most prestigious exchange for growth companies. During 2002 we paid our sixth consecutive 5% stock dividend. In addition, $0.35 in cash dividends were declared in 2002. Finally, relative to shareholder return, the cash dividend that was declared in December of 2002 and paid in January of 2003 was 52% higher than the dividend paid in July of 2002.

Net income for 2002 was $4,459,000, or $1.57 in diluted earnings per share, which is a record. This record follows a series of records that this Company has produced over the years. The Sacramento Business Journal ranks banks headquartered in the Greater Sacramento Area and once again your Company, American River Holdings, was at the top of the list in return on assets. This tremendous net income for 2002 came from our Core business. Net interest income grew from $14,577,000 in 2001 to $15,073,000. The increase in revenue was done while maintaining a tight control on the overhead expenses; noninterest expense decreased from $9,502,000 in 2001 to $9,389,000 in 2002.

The size of the Company grew substantially in 2002 as well, from total assets of $286,559,000 at the end of 2001 to $342,563,000 at the end of 2002. This growth was centered in loans, which grew by $34,000,000 during the year. Investment securities increasing by approximately $25,000,000 during the year. These increases in earning assets were funded by a combination of borrowings from the Federal Home Loan Bank of $24,000,000, borrowings from correspondent banks of $6,550,000, and more importantly the increase in our Core deposits. The most important part of the Core deposit growth is our noninterest-bearing checking accounts which increased by 21% or $14,000,000. In addition, interest bearing transaction, savings and money market accounts increased by $10,000,000. These increases in Core earning assets and Core deposits were the results of hard marketing efforts by your team of dedicated banking professionals.

The great success we had in growing our Company was done while keeping a keen eye on asset quality. In spite of the significant increase in loans and leases outstanding, there were only .09% in non-performing loans and leases at December 31, 2002.

This report also provides a look-back over the last couple of years and emphasizes our philosophy when it comes to our owners and that is "Consistency Builds Value." Our consistent growth, consistent high performance and consistent asset quality translate into increased value for our shareholders and, certainly in 2002, you, the shareholders, were well rewarded for your loyalty.

Charles D. Fite
Chairman of the Board

David T. Taber
President, Chief Executive Officer

CONSISTENCY BUILDS VALUE

Gaining the best qualities from each company has been paramount in the success of American River Holdings. Working together and building on each company's strengths has enabled all parties to achieve their best. First source capital was the first to join American River Bank in the American River Holdings family during the third quarter of 1999. A year later in October of 2000, North Coast Bank also stepped on board. Since the partnerships, American River Holdings has continued to deliver consecutive profitable quarters while reaching a larger audience of clients.

Our team of professionals remain in constant pursuit of providing shareholders with quality returns and consistent profitability. We are confident that by providing our clients with outstanding service, value and growth will always follow.

DISTINCT QUALITY

We are dedicated to providing excellent products and services to our clientele, in turn providing our shareholders with unparalleled value. We delivered record earnings and produced seventy-six consecutive profitable quarters at year-end 2002.

Our Shareholder Value Plan includes exceptional performance and a wide distribution of financial results as well as the following key components:

Cash Dividends

Since 1992 American River Holdings has declared twenty-two semi annual cash dividends. During 2002, the company declared a $0.145 cash dividend per share in June, and a $0.21 cash dividend per share in December. Cash dividends have steadily increased since 1995.

Stock Dividends

A 5% stock dividend was declared in September and distributed in October, marking the sixth consecutive annual stock dividend.

Quality

American River Holdings has consistently delivered profitability on a quarterly and annual basis. 2002 delivered record earnings as well as outstanding credit quality.

"If an investor purchased 1,000 shares of AMRB stock when the bank was first organized in 1983, those shares would be worth $116,530 at December 31, 2002. In addition, the investor would have received $10,818 in cash dividends. Therefore, the investor's total return on their $10,000 investment is $130,275 which is an increase of over 1300%"

—**Fred Ptucha**, Investment Broker, Community Banking Specialist, Brookstreet Securities Corporation

Share Price Graph



Diluted Earnings Per Share



Shareholders' Equity

(in thousands)





American River Holdings and its subsidiaries have made a commitment to not only serve their client's financial needs, but also serve the needs within the communities they serve.

Employees take part in raising money and volunteering for an outstanding number of organizations throughout the community. During 2002, American River Bank raised over $14,000 for a local organization called Christmas Promise, $10,000 for the March of Dimes, and contributed a $1,000 in scholarships to two students from California State University, Sacramento. North Coast Bank assisted in hosting a Tennis Tournament that raised over $25,000 for the Sonoma County Special Olympics. On a local level, the tennis tournament managed to raise enough money to serve as the primary source of funding for one full year.

Although the large amount of money raised reflects a corporate effort, many employees have contributed their own time to organizations that they believe in by volunteering their time and effort to assist in bettering their communities. These organizations include:

American Cancer Society
Blood Source
Boy Scouts of America
Boys and Girls Club
CFCIA
CASA of Sonoma County
California Capitol FDC
California Musical Theater
Children's Receiving Home of Sacramento
Chip in Fore Charity
Christmas Promise
Chamber of Commerce
Cordova Highschool
Economic Development Coalition
Elk Grove Community Services
EnterFund
Fair Oaks Theater Festival
Folsom Youth Soccer League
Friendly Neighbor Program
Friends of the Windsor Library
Healdsburg Museum and Historical Society
Girl Scouts of America
Junior Achievement
Junior League of Napa
Kiwanis
Lions Club
Making Strides Breast Cancer Walk
March of Dimes
Performing Arts of Roseville
RAIN
Rancho Cordova Charitable Foundation
Rotary
SPCA
Sacramento Builder's Exchange
Sacramento Girls Softball League
Sacramento Youth Soccer League
Salvation Army
Santa Rosa Junior College Foundation
Save the Bluffs
Shriners
Sonoma County Allianceo
Soroptimist of American River
Special Olympics
St. Johns Shelter for Women and Children
STRIVE
Sutter Roseville Medical Center Foundation
United Way
VFW
Windsor High School



I have often said "We here at American River Bank are only as healthy and prosperous as our local business community" and 2002 was a banner year for many parts of our Greater Sacramento Community and American River Bank. Low interest rates fueled new home construction, home buying, residential real estate refinance and some business expansion without regard to a weakening national economy. Locally, consumer spending remained strong throughout the entire year.

Our "Business Developers" were very busy in 2002. Our total assets increased 23.4%, our total net loans increased 21.2% and our total deposits increased by 9.4%. Most important is our ability to generate income. Pre-Tax Net Income increased 10.6% in 2002.

Our Lenders and Credit Administration people are all seasoned veterans in the banking business and their expert management of our complex loan portfolio kept loan problems to a minimum. They, in concert with our Board of Directors and experienced Senior Management Team, are continually testing and evaluating the quality of our loan portfolio. Today we feel our loans are the best in the business.

These are difficult times with respect to both our national security and our national economy. Additionally, we in the California banking community and American River Bank have some concerns regarding the State's enormous budget shortfall. We feel confident that the issues surrounding the budget will be resolved soon, however, we will need to continually be aware as to how the anticipated changes in government spending will affect our client base.

All in all, 2002 was one of the most profitable and productive years we have had.

Bill Young

Bill Young
President
Chief Executive Officer



North Coast Bank's overall performance in 2002 was once again profitable, although the numbers are not totally indicative of the great strides made in securing new client relationships. Deposits grew by 3.5% over the prior year and loans grew by 3.9%. New loan generation of over $35,000,000 during the year was offset by a large number of unexpected loan payoffs, primarily due to extremely competitive, long-term interest rates. The Bank's asset quality remained very strong and the Bank held no other real estate owned (OREO) property at year-end. In addition, the interest rate environment has become more stable, although still historically low, and the Bank's affiliation with American River Holdings has solidified a very healthy, positive lending culture.

The net income for 2002 of $325,000 was a 26% increase from 2001 while assets grew by almost 11%. We have attracted many new clients that are happy with both the personal relationship with our Bank employees as well as the services we provide. Since we stress a hands-on, close-working-partnership between our experienced client service staff and our clients while still providing the most competitive and innovative products with the necessary number of "bells and whistles", we have been able to develop a number of valued banking relationships with local businesses. Many of these new accounts are the direct result of contacts made by Bank staff with a variety of community, business and trade groups.

The directors and staff of North Coast Bank continue to share a common vision for successful growth and continued profitability in 2003 and the years beyond. We feel the best is yet to come!

Raymond F. Byrne
President
Chief Executive Officer



The year 2002 was a very good year for **first source capital**. We continued to grow our client vendor base. We market on a national basis, but our focus is mainly on growing our business in Northern California.

first source capital mainly provides lease-financing services to small and mid-sized companies. At times, we also finance equipment for publicly traded companies, non-profits and municipal entities such as cities, school districts, fire departments and other state and local government entities. We see this area growing as capital budgets are decreased around the country.

Lease fee income was up over 70% from the previous year with the same number of staff. Additional clients of our affiliated Banks utilized lease financing as an alternative to more traditional financing. First class client service has always been our goal, which has benefited us greatly as many repeat lease transactions have been completed for previous lessees. Vendors of business equipment that we have worked with for some time gladly refer other businesses to us. This is very rewarding and beneficial to our growth and profitability.

Every business has competitors and **first source capital** certainly does as well. In 3 1/2 years we have been able to establish a first class "franchise" that will serve us very well for now and the future. That franchise is built around three main focal points: professionalism, integrity and superior service. We believe that by focusing on these issues **first source capital** will continue to grow and prosper not only in 2003 but for many years to come.

first source capital has indirectly added to the bottom line of American River Holdings through providing American River Bank with commercial lease funding opportunities. The year saw substantial growth in the direct lease fundings at American River Bank from leases generated by **first source capital**. This partnership has been beneficial for both American River Bank and **first source capital**. We continue to utilize a variety of national funding sources for those transactions that do not meet the credit quality of American River Bank.**first source capital** places these leases as a broker and is paid a fee by the financial institution that funds the lease.

Our goal is to be looked on as a consultant to our business partners. By doing so we will always maintain the credibility that a partnership must have to survive and prosper.

Jerry Christensen
President
Chief Executive Officer



SELECTED FINANCIAL DATA

(In thousands, except per share amounts and ratios)

As of and for Years Ended December 31,	2002	2001	2000	1999	1998
STATEMENT OF OPERATIONS DATA					
Net interest income	$ 15,073	$ 14,577	$ 13,585	$ 11,754	$ 10,743
Provision for loan and lease losses	644	791	672	582	509
Noninterest income	2,323	2,365	2,183	1,647	1,433
Noninterest expense	9,389	9,502	9,329	7,770	7,143
Income before income taxes	7,363	6,649	5,767	5,049	4,524
Income taxes	2,904	2,612	2,221	1,921	1,673
Net income	$ 4,459	$ 4,037	$ 3,546	$ 3,128	$ 2,851
Earnings per share – basic	$ 1.69	$ 1.52	$ 1.35	$ 1.19	$ 1.08
Earnings per share – diluted	1.57	1.43	1.29	1.13	1.01
Cash dividends per share	0.35	0.26	0.23	0.20	0.17
Book value per share	12.08	10.56	9.25	8.28	7.61
BALANCE SHEET DATA					
Balance sheet totals-end of period:					
Assets	$ 342,563	$ 286,559	$ 284,126	$ 248,540	$ 220,001
Loans and leases, net	229,008	195,026	200,658	157,044	143,132
Deposits	275,796	254,888	239,312	223,077	197,104
Shareholders' equity	31,726	27,942	24,413	20,611	19,168
Average balance sheet amounts:					
Assets	$ 309,574	$ 279,049	$ 259,315	$ 224,960	$ 201,958
Loans and leases	209,133	202,624	175,134	148,369	133,381
Earning assets	280,623	255,904	238,837	207,388	187,071
Deposits	263,323	246,960	230,822	201,180	180,288
Shareholders' equity	29,509	26,316	22,258	19,916	18,434
SELECTED RATIOS					
For the year:					
Return on average equity	15.11%	15.34%	15.93%	15.71%	15.47%
Return on average assets	1.44%	1.45%	1.37%	1.39%	1.41%
Efficiency ratio *	53.47%	55.57%	58.59%	57.48%	58.28%
Net interest margin *	5.43%	5.76%	5.75%	5.72%	5.79%
Net chargeoffs to average loans & leases	0.03%	0.31%	0.14%	0.14%	0.26%
At December 31:					
Average equity to average assets	9.53%	9.43%	8.58%	8.85%	9.13%
Leverage capital ratio	9.83%	9.75%	9.28%	9.23%	9.31%
Allowance for loan and lease losses to loans and leases	1.38%	1.32%	1.21%	1.30%	1.17%

* fully taxable equivalent



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is American River Holdings management's discussion and analysis of the significant changes in income and expense accounts for the years ended December 31, 2002, 2001 and 2000.

INTRODUCTION

In addition to the historical information contained herein, this Annual Report contains certain forward-looking statements. The reader of this Annual Report should understand that all such forward-looking statements are subject to various uncertainties and risks that could affect their outcome. The Company's actual results could differ materially from those suggested by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, variances in the actual versus projected growth in assets, return on assets, loan losses, expenses, changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits, competition effects, fee and other noninterest income earned, general economic conditions, nationally, regionally and in the operating market areas of the Company and its subsidiaries, changes in the regulatory environment, changes in business conditions and inflation, changes in securities markets, data processing problems, a decline in real estate values in the Company's market area, the effects of terrorism, the threat of terrorism or the impact of potential military conflicts and the conduct of the war on terrorism by the United States and its allies, as well as other factors. This entire Report and the Company's audited financial statements and notes thereto should be read to put such forward-looking statements in context and to gain a more complete understanding of the uncertainties and risks involved in the Company's business.

OVERVIEW

The Company recorded its 76th consecutive profitable quarter for the quarter ended December 31, 2002. Net income in 2002 increased 10.5% to $4,459,000 versus $4,037,000 in 2001. Diluted earnings per share for the two years were $1.57 and $1.43, respectively. For 2002, the Company realized a return on average equity of 15.1% and a return on average assets of 1.44%, as compared to 15.3% and 1.45% for 2001. The net income for 2001 was $491,000 (13.8%) higher than the $3,546,000 recorded in 2000. Diluted earnings per share in 2000 were $1.29, return on average assets was 1.37% and return on average equity was 15.9%. The earnings per share for 2002, 2001 and 2000 have been adjusted for 5 percent stock dividends distributed on October 18, 2002, October 19, 2001 and December 19, 2000.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table One below provides a summary of the components of net income for the years indicated:

TABLE ONE: Components of Net Income

(In thousands, except percentages)

For the twelve months ended:	2002	2001	2000
Net interest income*	$ 15,235	$ 14,733	$ 13,739
Provision for loan losses	(644)	(791)	(672)
Noninterest income	2,323	2,365	2,183
Noninterest expense	(9,389)	(9,502)	(9,329)
Provision for income taxes	(2,904)	(2,612)	(2,221)
Tax equivalent adjustment	(162)	(156)	(154)
Net income	$ 4,459	$ 4,037	$ 3,546
Average total assets	$ 309,574	$ 279,049	$ 259,315
Net income as a percentage of average total assets	1.44%	1.45%	1.37%

* Fully taxable equivalent basis (FTE)

During 2002, total assets of the Company increased $56,004,000 (19.5%) to a total of $342,563,000 at year-end. At December 31, 2002, net loans totaled $229,008,000, up $33,982,000 (17.4%) from the ending balances on December 31, 2001. Deposit growth for the year was 8.2% resulting in ending deposit balances of $275,796,000. The Company ended 2002 with a Tier 1 capital ratio of 11.8% and a total risk-based capital ratio of 13.0%.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest earning assets (loans, securities, federal funds sold and investments in time deposits) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

The Company's fully taxable equivalent net interest margin was 5.76% in 2001, and 5.43% in 2002. The fully taxable equivalent net interest margin in dollars was up $502,000 (3.4%) in 2002 over 2001.

The fully taxable equivalent interest income component decreased from $20,999,000 in 2001 to $18,747,000 in 2002, representing a 10.7% decrease. The decrease in the fully taxable equivalent interest income for 2002 compared to the same period in 2001 is broken down by rate (down $3,955,000) and volume (up $1,703,000). The rate decrease can be attributed to decreases implemented by the Company during 2001 and 2002 in response to Federal Reserve Board (the "FRB") decreases in the Federal funds and Discount rates. During the two years there were twelve such rate decreases by the FRB resulting in a 525 basis point drop in the prime rate, which contributed to the drop in the yield in average earning assets from 8.21% for 2001 to 6.68% for 2002. The volume increase was the result of a 9.7% increase in average earning assets. Average loan balances were up $6,509,000 (3.2%) in 2002 over the balances in 2001, while average investment securities balances were up $19,449,000 (41.8%). The increase in investment securities is



primarily due to a change in investment strategy whereby the Company has invested its excess funds in investment securities rather than Federal funds sold and the adoption of an investment strategy that allowed the Company to take advantage of a relatively steep yield curve, to utilize excess capital and to reduce exposure to further declines in intermediate term interest rates by purchasing mortgage-backed securities with average lives of 3 to 5 years and funding them with wholesale Federal Home Loan Bank (the "FHLB") advances that mature in one year or less (for further information see the "Market Risk Management" section of this report).

The fully taxable equivalent interest income component decreased from $21,381,000 in 2000 to $20,999,000 in 2001, representing a 1.8% decrease. The decrease in the fully taxable equivalent interest income for 2001 compared to the same period in 2000 is broken down by rate (down $2,434,000) and volume (up $2,052,000). The rate decrease can be attributed to decreases implemented by the Company during 2001 in response to the FRB decreases in the Federal funds and Discount rates. During the year, there were eleven such rate decreases by the FRB resulting in a 475 basis point drop in the prime rate, which contributed to the drop in the yield in average earning assets from 8.95% for 2000 to 8.21% for 2001. The volume increase was the result of a 7.1% increase in average earning assets. Average loan balances were up $27,490,000 (15.7%) in 2001 over the balances in 2000, while average investment securities balances were down $10,995,000 (21.2%). The shift in assets from investment securities to the higher yielding loans helped to lessen the effect of the above-mentioned sharp decrease in rates during 2001.

Interest expense decreased $2,754,000 (44.0%) in 2002 compared to 2001. The average balances on interest bearing liabilities were $14,936,000 (8.0%) higher in 2002 versus 2001. The higher balances accounted for a $556,000 increase in interest expense. The higher balances were due to internal growth of average deposits ($4,570,000) and an increase in other borrowings ($10,366,000). The decrease in rates paid on interest bearing liabilities more than offset the increased expense due to the volume growth as the average rate paid decreased 161 basis points on a year over year basis and accounted for a decrease in interest expense of $3,310,000 for the period.

Interest expense decreased $1,376,000 (18.0%) in 2001 compared to 2000. The average balances on interest bearing liabilities were $10,864,000 (6.2%) higher in 2001 versus 2000. The higher balances accounted for a $495,000 increase in interest expense. The higher balances were due to internal growth of average deposits ($11,924,000) with a slight decrease in other borrowings ($1,060,000). The decrease in rates paid on interest bearing liabilities more than offset the increased expense due to the volume growth as the average rate paid decreased 99 basis points on a year over year basis and accounted for a decrease in interest expense of $1,871,000 for the period.

Table Two, Analysis of Net Interest Margin on Earning Assets, and Table Three, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Company's interest income and expenses. Table Two provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Three sets forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume) and changes in average interest rates.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE TWO: Analysis of Net Interest Margin on Earning Assets

Year Ended December 31,	2002			2001			2000		
(Taxable Equivalent Basis) *(In thousands, except percentages)*	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield
Assets:									
Earning assets									
Loans (1)	$ 209,133	$ 15,400	7.36%	$ 202,624	$ 17,883	8.83%	$ 175,134	$ 17,294	9.87%
Taxable investment securities	49,875	2,359	4.73%	30,511	1,871	6.13%	41,763	2,643	6.33%
Tax-exempt investment securities (2)	9,803	616	6.28%	9,656	608	6.30%	9,232	600	6.50%
Corporate stock	320	25	7.81%	820	93	11.34%	987	82	8.31%
Federal funds sold	5,488	80	1.46%	6,727	202	3.00%	5,493	353	6.43%
Investments in time deposits	6,004	267	4.45%	5,566	342	6.14%	6,228	409	6.57%
Total earning assets	280,623	18,747	6.68%	255,904	20,999	8.21%	238,837	21,381	8.95%
Cash & due from banks	21,149			17,023			15,776		
Other assets	10,729			8,774			7,011		
Allowance for loan & lease losses	(2,927)			(2,652)			(2,309)		
	$ 309,574			$ 279,049			$ 259,315		
Liabilities & Shareholders' Equity:									
Interest-bearing liabilities:									
NOW & MMDA	$ 100,406	939	0.94%	$90,440	1,964	2.17%	$ 87,159	2,834	3.25%
Savings	13,918	51	0.37%	13,602	166	1.22%	12,212	297	2.43%
Time deposits	73,620	2,178	2.96%	79,332	3,912	4.93%	72,079	4,199	5.83%
Other borrowings	14,124	344	2.44%	3,758	224	5.96%	4,818	312	6.48%
Total interest bearing liabilities	202,068	3,512	1.74%	187,132	6,266	3.35%	176,268	7,642	4.34%
Demand deposits	75,379			63,586			59,372		
Other liabilities	2,618			2,015			1,417		
Total liabilities	280,065			252,733			237,057		
Shareholders' equity	29,509			26,316			22,258		
	$ 309,574			$ 279,049			$ 259,315		
Net interest income & margin (3)		$ 15,235	5.43%		$ 14,733	5.76%		$13,739	5.75%

(1) Loan interest includes loan fees of $545,000, $506,000 and $355,000 in 2002, 2001 and 2000, respectively.

(2) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% for the periods presented.

(3) Net interest margin is computed by dividing net interest income by total average earning assets.



TABLE THREE: Analysis of Volume and Rate Changes on Net Interest Income and Expenses

Year ended December 31, 2002 over 2001 *(In thousands)*

Increase (decrease) due to change in:			
Interest-earning assets:	Volume	Rate (4)	Net Change
Net loans (1)(2)	$ 574	$ (3,057)	$ (2,483)
Taxable investment securities	1,187	(699)	488
Tax exempt investment securities (3)	9	(1)	8
Corporate stock	(57)	(11)	(68)
Federal funds sold & other	(37)	(85)	(122)
Investment in time deposits	27	(102)	(75)
Total	1,703	(3,955)	(2,252)
Interest-bearing liabilities:			
Demand deposits	216	(1,241)	(1,025)
Savings deposits	4	(119)	(115)
Time deposits	(282)	(1,452)	(1,734)
Other borrowings	618	(498)	120
Total	556	(3,310)	(2,754)
Interest differential	$ 1,147	$ (645)	$ 502

Year ended December 31, 2001 over 2000 *(In thousands)*

Increase (decrease) due to change in:			
Interest-earning assets:	Volume	Rate (4)	Net Change
Net loans (1)(2)	$ 2,715	$ (2,126)	$ 589
Taxable investment securities	(712)	(60)	(772)
Tax exempt investment securities (3)	28	(20)	8
Corporate stock	(14)	25	11
Federal funds sold & other	79	(230)	(151)
Investment in time deposits	(44)	(23)	(67)
Total	2,052	(2,434)	(382)
Interest-bearing liabilities:			
Demand deposits	107	(977)	(870)
Savings deposits	34	(165)	(131)
Time deposits	423	(710)	(287)
Other borrowings	(69)	(19)	(88)
Total	495	(1,871)	(1,376)
Interest differential	$ 1,557	$ (563)	$ 994

(1) The average balance of non-accruing loans is immaterial as a percentage of total loans and, as such, has been included in net loans.

(2) Loan fees of $545,000, $506,000 and $355,000 for the years ended December 31, 2002, 2001 and 2000, respectively, have been included in the interest income computation.

(3) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% for the periods presented.

(4) The rate/volume variance has been included in the rate variance.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Provision for Loan and Lease Losses

The Company provided $644,000 for loan and lease losses in 2002 as compared to $791,000 for 2001. Net loan charge-offs for 2002 were $61,000 as compared to $631,000 in 2001. In 2002 and 2001, net loan charge-offs as a percentage of average loans outstanding was .03% and .31%, respectively. In 2000, the Company provided $672,000 for loan and lease losses and net charge-offs were $239,000. For further information please see the Allowance for Loan and Lease Losses Activity.

Service Charges and Fees and Other Income

Table Four below provides a summary of the components of noninterest income for the periods indicated *(dollars in thousands)*:

TABLE FOUR: Components of Noninterest Income
Year Ended December 31,

	2002	2001	2000
Service charges on deposit accounts	$ 563	$ 562	$ 602
Accounts receivable servicing fees	294	459	430
Merchant fee income	344	277	202
Fees from lease brokerage services	459	264	177
Income from residential lending division	278	274	142
Other	385	529	630
	$2,323	$2,365	$2,183

Noninterest income was down $42,000 (1.8%) to $2,323,000 in 2002 from the 2001 level. The decrease in the noninterest income can be attributed to a decrease in accounts receivable servicing fees (down $165,000 or 35.9%) and lower brokerage fees from the Real Estate Division at North Coast Bank (the "REDNCB") (down $92,000 or 89.3%). The decrease in fees from accounts receivable servicing and brokerage fees from the REDNCB were offset by increases in fees from lease brokerage services (up $195,000 or 73.9%) and an increase in merchant fee income (up $67,000 or 24.2%). The decrease in accounts receivable servicing was a result of a decrease in average accounts receivable balances outstanding from $3,467,000 in 2001 to $2,299,000 (33.7%) in 2002. The decrease in brokerage fees from the REDNCB (which were recorded in "Other" in Table Four) results from the decision to shut down the REDNCB in the first quarter of 2002. The increase in lease brokerage services results from First Source Capital, the Company's lease brokerage subsidiary, which saw an increase in business due to the development of new relationships and a general positive increase in the businesses it services.

Noninterest income was up $182,000 (8.3%) to $2,365,000 in 2001 from the 2000 level. The increase in the noninterest income can be attributed to an increase in accounts receivable servicing (up $29,000 or 6.7%), merchant fee income up ($75,000 or 37.1%), increased revenue from lease brokerage services from First Source Capital (up $87,000 or 49.2%) and an increase in fees from the residential lending division (up $132,000 or 93.0%). The increases were offset by decreases in service charges on deposit accounts (down $40,000 or 6.6%) and financial services income (down $113,000 or 55.7%). The increase in accounts receivable servicing was a result of adding new clients and increasing average accounts receivable balances outstanding from $2,696,000 in 2000 to $3,467,000 (28.6%) in 2001. The increase in merchant fee income can be attributed to higher transaction volume from existing clients and more favorable pricing received by the Company from its processor. The increase in lease brokerage results from First Source Capital, the Company's lease brokerage subsidiary, completing their second full year of operations and continuing to generate increases in fees as it developed new relationships. The residential lending division experienced an increase in loan volume as a result of decreases in mortgage rates, which caused the number of refinances to increase. American River Bank's residential lending division acts as a broker between American River Bank's customers and the loan wholesalers. American River Bank receives an origination fee for loans closed.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Salaries and Benefits

Salaries and benefits were $5,595,000 (up $261,000 or 4.9%) for 2002 as compared to $5,334,000 in 2001. The increase is primarily the result of higher incentive accruals ($720,000 in 2002 as compared to $277,000 in the 2001). The increased incentive is due to the Company exceeding its performance goals by a greater margin for 2002 than in 2001. The increased incentive was offset by lower commissions paid in the REDNCB (down $115,000). At the end of 2002, the full time equivalent staff was 99, down one from the 100 at the end of 2001.

Salaries and benefits were $5,334,000 (up $373,000 or 7.5%) for 2001 as compared to $4,961,000 in 2000. Base salaries increased $688,000, resulting from normal cost of living raises of roughly 3% or $120,000, increased salaries of $39,000 at First Source Capital (due to increased lease volume), salaries paid to the new employees at the new Real Estate Division of North Coast Bank ($118,000), commissions paid in American River Bank's Real Estate Lending Division ($166,000) and staffing additions made during the year as the Company continues to grow and to implement the new technology acquired during the year. Benefit costs and employer taxes increased commensurate with the salaries. The salary and benefit increases were offset by a reduction in the amount accrued for employee incentive compensation by $440,000 due to the Company not reaching its projected growth goals. At the end of 2001, the full time equivalent staff was 100, the same as of the end of 2000.

Occupancy, Furniture and Equipment

Occupancy expense increased $30,000 (3.7%) during 2002 to $840,000, up from $810,000 in 2001. The increase represents annual rent adjustments under the existing lease agreements and higher utility costs passed on to the Company from its landlords. Furniture and equipment expense was $620,000 in 2002 compared to $564,000 in 2001, representing a $56,000 (9.9%) increase. This increase relates to technology upgrades made over the past twelve months including upgrades to the network and improvements to the network and internet security and the network power stability system. In addition the expense includes a full year of depreciation related to the purchase of a new core banking system in the second quarter of 2001.

Occupancy expense increased $53,000 (7.0%) during 2001 to $810,000, up from $757,000 in 2000. The increase represents annual rent adjustments under the existing lease agreements and higher utility costs passed on to the Company from its landlords. Furniture and equipment expense was $564,000 in 2001 compared to $461,000 in 2000, representing a $103,000 (22.3%) increase. This increase relates to technology upgrades made over the past twelve months including the purchase of a new core banking system, new telephone system, unified messaging, a rebuilding of the network utilizing thin client technology and an internet based online banking system.

Other Expenses

Other expenses were $2,334,000 (down $460,000 or 16.5%) for 2002 as compared to $2,794,000 for 2001. Professional fees accounted for $149,000 (32.4%) of the decrease in other expense. The decrease in professional fees results from a recovery of legal fees ($48,000) related to the resolution of a problem loan credit and lower legal fees paid to resolve problem loan credits. The Company also recognized a recovery of an operating loss in 2002 in the amount of $80,000. The loss was originally recognized in 2001. The overhead efficiency ratio on a taxable equivalent basis for 2002 was 53.5% as compared to 55.6% in 2001.

Other expenses were $2,794,000 (down $356,000 or 11.3%) for 2001 as compared to $3,150,000 for 2000. Expenses for 2000 included one-time costs of $693,000 associated with the acquisition of North Coast Bank, NASDAQ listing fees and expenses related to registering the Company with the SEC. Excluding these one-time costs, expenses in 2001 were up $337,000 (13.7%) over the



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

adjusted 2000 total. Professional fees accounted for $115,000 (34.1%) of the increase in other expense. The increase in professional fees relates to legal fees paid to resolve problem loan credits and accounting and legal fees related to the periodic filings with the SEC. Normal price increases and growth in the Company's operations accounted for slight increases in the other expense items. The overhead efficiency ratio on a taxable equivalent basis for 2001 was 55.6% as compared to 58.6% in 2000.

Provision for Taxes

The effective tax rate on income was 39.4%, 39.3% and 38.5% in 2002, 2001 and 2000, respectively. The effective tax rate has increased slightly each of the last three years as a result of the increases in taxable income growing faster than the benefits of investments made in tax-qualified municipal bonds. The effective tax rate was greater than the federal statutory tax rate due to state tax expense (net of federal tax effect) of $501,000, $465,000 and $421,000 in these years. Tax-exempt income of $460,000, $464,000 and $462,000 from investment securities in these years helped to reduce the effective tax rate.

Balance Sheet Analysis

The Company's total assets were $342,563,000 at December 31, 2002 as compared to $286,559,000 at December 31, 2001, representing an increase of 19.5%. The average balances of total assets during 2002 were $309,574,000 which represent an increase of $30,525,000 (10.9%) over the December 31, 2001 total of $279,049,000.

Loans

The Company concentrates its lending activities in the following principal areas: 1) commercial; 2) commercial real estate; 3) real estate construction (both commercial and residential); 4) residential real estate; 5) agriculture; 6) consumer loans; and 7) lease financing receivable. At December 31, 2002, these categories accounted for approximately 21%, 55%, 14%, 1%, 4%, 2% and 3%, respectively, of the Company's loan portfolio. This mix was relatively unchanged compared to 22%, 51%, 15%, 2%, 5%, 4% and 1%, at December 31, 2001. Continuing strong economic activity in the Company's market area, new borrowers developed through the Company's marketing efforts and credit extensions expanded to existing borrowers, offset by normal loan paydowns and payoffs, resulted in net increases in balances for commercial ($5,612,000 or 12.9%), commercial real estate ($27,392,000 or 27.3%), real estate construction ($1,564,000 or 5.1%) and lease financing receivable ($4,267,000 or 170.7%). Despite the new borrowers the Company experienced decreases in residential real estate ($1,458,000 or 46.7%), agriculture ($1,427,000 or 13.9%) and consumer ($1,227,000 or 16.1%) as a result of normal paydowns and higher than average payoffs. The higher payoffs can be attributed to refinances during the low rate environment. Table Five right summarizes the composition of the loan and lease portfolio for the past five years as of December 31.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table Five below summarizes the composition of the loan and lease portfolio for the past five years as of December 31.

TABLE FIVE: Loan and Lease Portfolio Composition

(In thousands)	December 31,				
	2002	2001	2000	1999	1998
Commercial	$ 49,231	$ 43,619	$ 52,726	$ 42,148	$ 36,916
Real estate:					
Commercial	127,550	100,158	97,390	72,142	66,883
Construction	32,385	30,821	27,182	25,784	25,011
Residential	1,661	3,119	8,085	6,234	7,037
Agriculture	8,824	10,251	10,764	7,200	3,416
Consumer	6,371	7,598	6,413	5,896	5,654
Lease financing receivable	6,766	2,499	1,150	122	364
	232,788	198,065	203,710	159,526	145,281
Deferred loan fees, net	(583)	(425)	(598)	(420)	(456)
Allowance for loan and lease losses	(3,197)	(2,614)	(2,454)	(2,062)	(1,693)
Total net loans and leases	$ 229,008	$ 195,026	$ 200,658	$ 157,044	$ 143,132

A significant portion of the Company's loans are direct loans made to individuals and local businesses. The Company relies substantially on local promotional activity and personal contacts by bank officers, directors and employees to compete with other financial institutions. The Company makes loans to borrowers whose applications include a sound purpose and a viable primary repayment source, generally supported by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products such as personal lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. Construction loans are generally composed of commitments to customers within the Company's service area for construction of both commercial properties and custom and semi-custom single-family residences. Other real estate loans consist primarily of loans secured by first trust deeds on commercial and residential properties typically with maturities from 3 to 10 years and original loan to value ratios generally from 65% to 80%. Agriculture loans consist primarily of vineyard loans and development loans to plant vineyards. In general, except in the case of loans with SBA or Farm Services Agency guarantees, the Company does not make long-term mortgage loans; however, American River Bank has a residential lending division to assist customers in securing most forms of longer term single-family mortgage financing. American River Bank acts as a broker between American River Bank's customers and the loan wholesalers. American River Bank receives an origination fee for loans closed.

Average net loans and leases in 2002 were $209,133,000 which represents an increase of $6,509,000 (3.2%) over the average in 2001. Average loans and leases in 2001 were $202,624,000 representing an increase of $27,490,000 (15.7%) over 2000. Loan growth



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in 2002 and 2001 resulted from a favorable economy in the Company's market area, new borrowers developed through the Company's marketing efforts and credit extensions expanded to existing borrowers.

LOANS BY TYPE *at December 31, 2002*



"The most profitable local bank again was American River Holdings, which earned $4.5 million on assets of $343 million—about what it earned last year, when it was also the most profitable local bank."

—Mark Anderson, Sacramento Business Journal

Risk Elements

The Company assesses and manages credit risk on an ongoing basis through a total credit culture that emphasizes excellent credit quality, extensive internal monitoring and established formal lending policies. Additionally, the Company contracts with an outside loan review consultant to periodically review the existing loan and lease portfolio. Management believes its ability to identify and assess risk and return characteristics of the Company's loan and lease portfolio is critical for profitability and growth. Management strives to continue its emphasis on credit quality in the loan and lease approval process, active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan and lease review and grading system that functions to continually assess the credit risk inherent in the loan and lease portfolio.

Ultimately, underlying trends in economic and business cycles may influence credit quality. American River Bank's business is concentrated in the Sacramento Metropolitan Statistical Area, which is a diversified economy, but with a large State of California government presence and employment base. North Coast Bank's business is focused on Sonoma County. Special emphasis is placed within the three communities in which North Coast Bank has offices (Santa Rosa, Windsor, and Healdsburg). The economy of Sonoma County is diversified with professional services, manufacturing, agriculture and real estate investment and construction.

The Company has significant extensions of credit and commitments to extend credit that are secured by real estate. The ultimate repayment of these loans is generally dependent on personal or business cash flows or the sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectability of real estate loans. The more significant factors management considers involve the following: lease rate and terms, absorption and sale rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of collateral independent of the real estate including, in some instances, personal guarantees.

In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of

the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its security interest in business assets, obtaining deeds of trust, or outright possession among other means.

In management's judgment, a concentration exists in real estate loans which represented approximately 69.5% of the Company's loan and lease portfolio at December 31, 2002. Although management believes the concentration to have no more than the normal risk of collectability, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectability of these loans and require an increase in the provision for loan and lease losses which could adversely affect the Company's future prospects, results of operations, profitability and stock price. Management believes that its lending policies and underwriting standards will tend to minimize losses in an economic downturn, however, there is no assurance that losses will not occur under such circumstances. The Company's loan policies and underwriting standards include, but are not limited to, the following: (1) maintaining a thorough understanding of the Company's service area and originating a significant majority of its loans within that area, (2) maintaining a thorough understanding of borrowers' knowledge, capacity, and market position in their field of expertise, (3) basing real estate loan approvals not only on market demand for the project, but also on the borrowers' capacity to support the project financially in the event it does not perform to expectations (whether sale or income performance), and (4) maintaining conforming and prudent loan to value and loan to cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Company's lending officers.

Nonaccrual, Past Due and Restructured Loans

Management generally places loans on nonaccrual status when they become 90 days past due, unless the loan is well secured and in the process of collection. Loans are charged off when, in the opinion of management, collection appears unlikely. Table Six below sets forth nonaccrual loans and loans past due 90 days or more as of year-end for the past five years.

Interest due but excluded from interest income on nonaccrual loans was not material during 2002, 2001 and 2000. In 2002, 2001 and 2000, interest income recognized from payments received on nonaccrual loans was also not material.

TABLE SIX: Non-Performing Loans

(In thousands)

	December 31,				
	2002	2001	2000	1999	1998
Past due 90 days or more and still accruing:					
Commercial	$ 2	$ -	$ -	$ -	$ -
Real estate	-	-	-	-	-
Consumer and other	-	-	-	-	7
Nonaccrual:					
Commercial	42	533	225	30	110
Real estate	160	314	449	-	-
Consumer and other	2	8	-	-	-
Total non-performing loans	$ 206	$ 856	$ 674	$ 30	$ 117



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The recorded investments in loans that were considered to be impaired totaled $206,000 and $856,000 at December 31, 2002 and 2001, respectively. The related allowance for loan losses for these loans at December 31, 2002 and December 31, 2001 was $51,000 and $263,000, respectively. Management believes that the allowance allocations are adequate for the inherent risk of those loans. The average recorded investment in impaired loans for the years ended December 31, 2002, 2001 and 2000 was $472,000, $733,000 and $128,000, respectively.

There were no loan concentrations in excess of 10% of total loans not otherwise disclosed as a category of loans as of December 31, 2002. Management is not aware of any potential problem loans, which were accruing and current at December 31, 2001 or 2002, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms.

Allowance for Loan and Lease Losses Activity

The provision for loan and lease losses is based upon management's evaluation of the adequacy of the existing allowance for loans and leases outstanding and loan commitments. This allowance is increased by provisions charged to expense and recoveries, and is reduced by loan charge-offs. Management determines an appropriate provision based upon the interaction of three primary factors: (1) loan and lease portfolio growth, (2) a comprehensive grading and review formula for total loans and leases outstanding, and (3) estimated inherent credit risk in the portfolio. Loans and leases are charged off when they are deemed to be uncollectable; recoveries are generally recorded only when cash payments are received subsequent to the charge off.

Management employs a systematic methodology for determining the allowance for loan and lease losses that includes a periodic review process and adjustments to the monthly allowance when deemed appropriate. The process includes periodic review of individual loans that have been identified as problem loans or have characteristics that could lead to impairment. Management typically places reserves of 2%-5% of credit exposures graded "Special Mention", 15%-25% of credits classified "Substandard" and 50% of credits classified "Doubtful". These reserve factors may be adjusted for significant loans that are individually evaluated by management for specific risk of loss. The amounts allocated for "Special Mention", "Substandard" and "Doubtful" are within the calculated range of $264,000 to $484,000 at December 31, 2002. In addition, reserve factors ranging from 0.50% to 2.50% are assigned to currently performing loans that are not otherwise graded as Special Mention, Substandard or Doubtful. These factors are assigned based on management's assessment of the following for each identified loan type: (1) inherent credit risk, (2) historical losses and, (3) where the Company has not experienced losses, historical losses experienced by peer banks. While the methodology utilizes historical and other objective information, the establishment of the allowance for loan and lease losses and the classification of the loans and leases is also to some extent based on management's judgment and experience.

The Loan Committees of American River Bank and North Coast Bank (collectively "the Subsidiary Banks") review the adequacy of the allowance for loan and lease losses at least quarterly to include consideration of the relative risks in the portfolio and current economic conditions. The Subsidiary Banks also engage an outside firm to independently assess our methodology and reserve adequacy, and on a regular basis engage an outside firm to perform independent reviews of the loan portfolios. The allowance is adjusted based on those reviews if, in the judgment of the loan committees and management, changes are warranted. Each of the Subsidiary Banks generally makes monthly allocations to the allowance for loan and lease losses based on estimates of loss risk and loan and lease growth.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table Seven below summarizes, for the periods indicated, the activity in the allowance for loan and lease losses.

TABLE SEVEN: Allowance for Loan and Lease Losses

(In thousands, except for percentages)

Year Ended December 31,	2002	2001	2000	1999	1998
Average loans and leases outstanding	$ 209,133	$ 202,624	$ 175,134	$148,369	$ 133,381
Allowance for possible loan & lease losses at beginning of period	$ 2,614	$ 2,454	$ 2,062	$ 1,693	$ 1,526
Loans charged off:					
Commercial	44	556	265	214	478
Real estate	59	85	-	-	22
Consumer	48	13	1	3	7
Lease financing receivable	-	57	-	14	-
Total	151	711	266	231	507
Recoveries of loans previously charged off:					
Commercial	1	9	23	15	165
Real estate	85	-	-	-	-
Consumer	4	-	4	3	-
Lease financing receivable	-	71	-	-	-
Total	90	80	27	18	165
Net loans charged off	61	631	239	213	342
Amount transferred for accounts receivable servicing valuation reserve	-	-	(41)	-	-
Additions to allowance charged to operating expenses	644	791	672	582	509
Allowance for possible loan and lease losses at end of period	$ 3,197	$ 2,614	$ 2,454	$ 2,062	$ 1,693
Ratio of net charge-offs to average loans and leases outstanding	.03%	.31%	.14%	.14%	.26%
Provision for possible loan and lease losses to average loans and leases outstanding	.31%	.39%	.38%	.39%	.38%
Allowance for possible loan and lease losses to loans and leases, net of deferred fees at end of period	1.38%	1.32%	1.21%	1.30%	1.17%

The allowance for loan and lease losses totaled $3,197,000 or 1.38% of total loans at December 31, 2002, $2,614,000 or 1.32% of total loans at December 31, 2001, and $2,454,000 or 1.21% at December 31, 2000. During the first quarter of 2000, $41,000 was transferred out of the allowance for loan and lease losses account into a separate valuation reserve for the accounts receivable servicing receivables.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

It is the policy of management to maintain the allowance for loan and lease losses at a level adequate for known and inherent risks in the portfolio. Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan and lease losses that management believes is appropriate at each reporting date. Based on information currently available to analyze inherent credit risk, including economic factors, overall credit quality, historical delinquencies and a history of actual charge-offs, management believes that the provision for loan and lease losses and the allowance for loan and lease losses are prudent and adequate. Adjustments may be made based on differences from estimated loan growth, the types of loans constituting this growth, changes in risk ratings within the portfolio, and general economic conditions. However, no prediction of the ultimate level of loans charged off in future periods can be made with any certainty.

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans, qualitative factors, uncertainty inherent in the estimation process and historical loss data. The risk exists of future losses which cannot be precisely quantified or attributed to particular loans or classes of loans. Management continues to evaluate the loan and lease portfolio and assess current economic conditions that will dictate future allowance levels. Table Eight below summarizes the allocation of the allowance for loan and lease losses for the five years ended December 31, 2002. The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan category represents the total amounts available for charge-offs that may occur within these categories.

TABLE EIGHT: Allowance for Loan and Lease Losses by Loan Category

(In thousands, except percentages)

	December 31, 2002		December 31, 2001		December 31, 2000	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 660	21.1%	$ 923	22.0%	$ 781	25.9%
Real estate	2,173	69.5%	1,288	67.7%	1,392	65.1%
Agriculture	116	3.8%	147	5.3%	105	5.3%
Consumer	152	2.9%	206	3.8%	153	3.1%
Lease financing receivable	96	2.7%	50	1.2%	23	.6%
Total allocated	$ 3,197	100.0%	$ 2,614	100.0%	$ 2,454	100.0%

	December 31, 1999		December 31, 1998	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 642	26.4%	$ 509	25.4%
Real estate	1,252	65.3%	1,052	68.1%
Agriculture	78	4.5%	39	2.4%
Consumer	88	3.7%	86	3.8%
Lease financing receivable	2	.1%	7	.3%
Total allocated	$ 2,062	100.0%	$ 1,693	100.0%



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Real Estate

At December 31, 2002 and 2001, the Company did not have any ORE properties.

Deposits

At December 31, 2002, total deposits were $275,796,000 representing an increase of $20,908,000 (8.2%) over the December 31, 2001 balance of $254,888,000. The deposit growth in 2002 can be attributed to a concentrated effort to increase noninterest-bearing demand, interest-bearing money market and savings accounts. As a result these accounts increased 21.0%, 7.4% and 20.2%, respectively, in 2002. During 2001, deposits increased $15,576,000 (6.5%) from the total of $239,312,000 at December 31, 2000.

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2002 consist of advances (both long-term and short-term) from the FHLB and an overnight borrowing from a correspondent bank. The following table summarizes these borrowings (*in thousands*):

	2002		2001		2000	
	Amount	Rate	Amount	Rate	Amount	Rate
Short-Term borrowings:						
FHLB advances	$ 24,000	1.71%	$ -	-	$ -	-
Advances from correspondent banks	6,550	1.75%	-	-	15,990	6.88%
Total Short-Term borrowings	$ 30,550	1.72%	$ -		$ 15,990	6.88%
Long-Term Borrowings:						
FHLB advances	$ 1,992	6.13%	$ 2,039	6.13%	$ 2,084	6.13%

The maximum amount of short-term borrowings at any month end during 2002, 2001 and 2000, was $33,900,000, $12,390,000 and $15,990,000, respectively. The advances from correspondent banks at December 31, 2002, bear an interest rate of 1.75% and mature on January 1, 2003. The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities on FHLB advances (*dollars in thousands*):

	Short Term	Long Term
Amount	$ 24,000	$ 1,992
Maturity	2003	2007
Average rate	1.71%	6.13%

The Company has also been issued a total of $1,833,000 in letters of credit by the FHLB which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2002 and management does not expect to draw upon these lines in the future.



Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies is reviewed regularly by management. The Company's capital position represents the level of capital available to support continuing operations and expansion.

On September 20, 2001, the Company announced a plan to repurchase, as conditions warrant, up to 5% annually of the Company's common stock in connection with the Company's annual distribution of a 5% stock dividend. During 2002, the Company repurchased 42,001 shares and in 2001, the Company repurchased 21,400 shares under the repurchase plan.

The Company and the Subsidiary Banks are subject to certain regulations issued by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency, which require maintenance of certain levels of capital. At December 31, 2002, shareholders' equity was $31,726,000, representing an increase of $3,784,000 (13.5%) from $27,942,000 at December 31, 2001. In 2001, shareholders' equity increased $3.5 million (14.5%) from 2000. The ratio of total risk-based capital to risk adjusted assets was 13.0% at December 31, 2002 compared to 13.6% at December 31, 2001. Tier 1 risk-based capital to risk-adjusted assets was 11.8% at December 31, 2002 and 12.4% at December 31, 2001.

Table Nine below lists the Company's actual capital ratios at December 31, 2002 and 2001 as well as the minimum capital ratios for capital adequacy.

TABLE NINE: Capital Ratios

Capital to Risk-Adjusted Assets	At December 31, 2002	At December 31, 2001	Minimum Regulatory Capital Requirements
Leverage ratio	9.8%	9.8%	4.0%
Tier 1 Risk-Based Capital	11.8%	12.4%	4.0%
Total Risk-Based Capital	13.0%	13.6%	8.0%

Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet future needs. All Subsidiary Banks ratios are in excess of the regulatory definition of "well capitalized."

See "American River Holdings and Subsidiaries Financial Statements—Note 13, Regulatory Matters" for a discussion of regulatory capital requirements. Management believes that the Company's capital is adequate to support current operations and anticipated growth, cash dividends and future capital requirements of the Company and its subsidiaries.

Market Risk Management

Overview. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. Each of the Subsidiary Banks have a Risk Management Committee that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile



interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The Company's 2003 net interest income, as forecast below, was modeled utilizing a forecast balance sheet projected from year-end 2002 balances.

Table Ten below summarizes the effect on net interest income (NII) of a ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

TABLE TEN: Interest Rate Risk Simulation of Net Interest as of December 31, 2002
(In thousands)

	$ Change in NII from Current 12 Month Horizon
Variation from a constant rate scenario	
+200bp	$ 318
-200bp	$ (382)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as conservative estimates of interest rate risk. During the third quarter of 2002, the Company employed an investment strategy to reduce exposure to further declines in intermediate term interest rates by purchasing mortgage-backed securities with average lives of 3 to 5 years and funding them with wholesale FHLB advances that mature in one year or less. The fixed rate mortgage-backed securities should mitigate the Company's exposure to further declines in rates.

Interest Rate Sensitivity Analysis. Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps.

As reflected in Table Eleven on the right, at December 31, 2002, the cumulative gap through the one-year time horizon indicates a slightly liability sensitive position.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE ELEVEN: Interest Rate Sensitivity at December 31, 2002

Assets and Liabilities which mature or reprice within (days):

(In thousands)	0-90	91-180	181-365	Over 365	Non-repricing	Total
Assets:						
Investment securities	$ 5,489	$ 6,597	$ 8,718	$ 60,757	$ -	$ 81,561
Loans	110,538	27,037	19,078	72,355	-	229,008
Other assets	-	-	-	-	31,994	31,994
Total assets	$ 116,027	$ 33,634	$ 27,796	$ 113,112	$ 31,994	$ 342,563
Liabilities:						
Noninterest-bearing	$ -	$ -	$ -	$ -	$ 81,974	$ 81,974
Interest-bearing:						
Transaction	11,755	4,702	3,527	3,527	-	23,511
Money market	41,121	16,497	12,372	12,372	-	82,362
Savings	7,781	3,112	1,556	3,113	-	15,562
Time certificates	34,380	14,983	13,689	9,335	-	72,387
Short-term borrowings	18,050	-	12,500	-	-	30,550
Long-term borrowings	5	5	12	1,970	-	1,992
Other liabilities	-	-	-	-	2,499	2,499
Shareholders' equity	-	-	-	-	31,726	31,726
Total liabilities and shareholders' equity	$ 113,092	$ 39,299	$ 43,656	$ 30,317	$ 116,199	$ 342,563
Interest rate sensitivity gap	$ 2,935	$ (5,665)	$ (15,860)	$ 102,795	$ (84,205)	
Cumulative interest rate sensitivity gap	$ 2,935	$ (2,730)	$ (18,590)	$ 84,205	$ -	

A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.



"We've had a five star rating on the bank for the last six quarters and either a four star or five star rating for the last 50 quarters. The bank has been profitable, and it maintains a good ratio of loans to deposits, in addition, it does not have a problem with delinquent loans"

—Karen Dorway, President and Director of Bauer Financial Services



Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company and it subsidiaries through its effect on market rates of interest, which affects the Company's ability to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects capital adequacy because loan growth in inflationary periods can increase at rates higher than the rate that capital grows through retention of earnings which may be generated in the future. In addition to its effects on interest rates, inflation increases overall operating expenses. Inflation has not had a material effect upon the results of operations of the Company and its subsidiaries during the periods ending December 31, 2002, 2001 and 2000.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan repayments contribute to liquidity, along with deposit increases, while loan funding and deposit withdrawals decrease liquidity. The Company assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2002 were approximately $61,714,000 and $3,668,000, respectively. Such loans relate primarily to revolving lines of credit and other commercial loans and to real estate construction loans. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company's sources of liquidity consist of cash and due from correspondent banks, overnight funds sold to correspondent banks, unpledged marketable investments and loans held for sale. On December 31, 2002, consolidated liquid assets totaled $49.1 million or 14.3% of total assets compared to $54.8 million or 19.1% of total assets on December 31, 2001. In addition to liquid assets, the Company maintains short-term lines of credit in the amount of $26,000,000 with correspondent banks. At December 31, 2002, the Company had $19,450,000 available under these credit lines. Additionally, the Subsidiary Banks are members of the FHLB. At December 31, 2002, the Subsidiary Banks could have arranged for up to $32,371,000 in secured borrowings from the FHLB. These borrowings are secured by pledged mortgage loans and investment securities. At December 31, 2002, the Company had $4,541,000 available under these secured borrowing arrangements. American River Bank also has informal agreements with various other banks to sell participations in loans, if necessary. The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is also affected by portfolio maturities and the effect of interest rate fluctuations on the marketability of both assets and liabilities. The Company can sell any of its unpledged securities held in the Available-for-Sale category to meet liquidity needs. Due to the falling interest rate environment throughout the last half of 2000 and continuing through the end of 2002, much of the investment portfolio has experienced significant price appreciation, which has resulted in unrealized gains. These unrealized gains allow the Company the ability to sell these securities should the liquidity needs arise. These securities are also available to pledge as collateral for borrowings if the need should arise. American River Bank has established a master repurchase agreement with a correspondent bank to enable such transactions. American River Bank and North Coast Bank can also pledge securities to borrow from the FRB and the FHLB.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The principal cash requirements of the Company are for expenses incurred in the support of administration and operations. For nonbanking functions, the Company is dependent upon the payment of cash dividends from its subsidiaries to service its commitments. The Company expects that the cash dividends paid by its subsidiaries to the Company will be sufficient to meet this payment schedule.

The maturity distribution of certificates of deposit is set forth in Table Twelve below for the periods presented. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

TABLE TWELVE: Certificates of Deposit Maturities
December 31, 2002

(In thousands)	Over $100,000	Less than $100,000
Three months or less	$ 19,661	$ 7,720
Over three months through six months	9,548	5,914
Over six months through twelve months	9,559	5,253
Over twelve months	7,595	7,137
Total	$ 46,363	$ 26,024

Loan demand also affects the Company's liquidity position. Table Thirteen below presents the maturities of loans for the period indicated.

TABLE THIRTEEN: Loan Maturities (Gross Loans)
December 31, 2002

(In thousands)	One year or less	One year through five years	Over five years	Total
Commercial	$ 22,426	$ 22,106	$ 4,699	$ 49,231
Real estate	29,051	44,967	87,578	161,596
Agriculture	768	6,619	1,437	8,824
Consumer	858	3,272	2,241	6,371
Leases	66	6,545	155	6,766
Total	$ 53,169	$ 83,509	$ 96,110	$ 232,788

Loans shown above with maturities greater than one year include $150,112,000 of floating interest rate loans and $29,507,000 of fixed rate loans.

The carrying amount, maturity distribution and weighted average yield of the Company's investment securities available-for-sale and held-to-maturity portfolios are presented in Table Fourteen on the following page. The yields on tax-exempt obligations have been computed on a tax equivalent basis.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE FOURTEEN: Securities Maturities and Weighted Average Yields
December 31, 2002, 2001 and 2000
(Taxable Equivalent Basis)

	2002		2001		2000	
(In thousands)	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
Available-for-sale securities:						
U.S. Treasury and agency securities						
Maturing within 1 year	$ 4,907	6.46%	$ 6,024	6.31%	$ 4,351	6.02%
Maturing after 1 year but within 5 years	15,660	4.26%	12,479	5.30%	11,956	6.29%
State & political subdivisions						
Maturing within 1 year	779	6.89%	-	-	200	6.10%
Maturing after 1 year but within 5 years	1,139	6.48%	1,889	6.65%	1,811	6.57%
Maturing after 5 years but within 10 Years	3,215	7.46%	1,903	7.62%	387	6.91%
Maturing after 10 years	5,475	7.55%	6,148	7.49%	7,381	7.31%
Government guaranteed mortgage-backed securities	29,280	4.57%	1,104	5.26%	163	6.77%
Other						
Maturing within 1 year	254	7.40%	4,533	3.67%	3,950	6.37%
Maturing after 1 year but within 5 years	816	3.55%	789	4.62%	-	-
Non maturing	351	6.61%	594	7.54%	1,048	8.49%
Total available-for-sale investment securities	$ 61,876	5.13%	$ 35,463	5.86%	$ 31,247	6.60%
Held-to-maturity securities:						
U.S. Treasury and agency securities						
Maturing within 1 year	$ -	-	$ -	-	$ 1,501	6.40%
State & political subdivisions						
Maturing within 1 year	1,133	6.53%	-	-	553	8.35%
Maturing after 1 year but within 5 years	200	6.77%	1,323	6.51%	1,324	6.51%
Maturing after 5 years but within 10 Years	-	-	16	15.84%	23	15.84%
Government guaranteed mortgage-backed securities	10,852	5.05%	11,770	5.92%	9,965	6.58%
Other						
Maturing within 1 year	-	-	-	-	1,836	5.84%
Maturing after 1 year but within 5 years	-	-	-	-	1,253	6.88%
Total held-to-maturity investment securities	$ 12,185	5.22%	$ 13,109	5.99%	$ 16,455	6.57%

The carrying values of available-for-sale securities includes net unrealized gains of $2,149,000, $796,000 and $350,000 at December 31, 2002, 2001 and 2000, respectively. The carrying values of held-to-maturity securities do not include unrealized gains, however, the net unrealized gains at December 31, 2002, 2001 and 2000 were $201,000, $125,000 and $68,000, respectively. Table 14 does not include FHLB or FRB Stock, which do not have stated maturity dates or readily available market values. The balance in FHLB and FRB Stock at December 31, 2002, 2001 and 2000 was $1,562,000, $340,000 and $316,000, respectively.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Off-Balance Sheet Items

The Company has certain ongoing commitments under operating leases. These commitments do not significantly impact operating results. See "American River Holdings and Subsidiaries Financial Statements—Note 11, Commitments and Contingencies".

Certain financial institutions have elected to use special purpose vehicles ("SPV") to dispose of problem assets. An SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent corporation goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. We do not use those vehicles or any other structures to dispose of problem assets.

As of December 31, 2002, commitments to extend credit and letters of credit were the only financial instruments with off-balance sheet risk. The Company has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments. Loan commitments and letters of credit were $61,714,000 and $3,668,000, respectively, at December 31, 2002, a compared to $60,840,000 and $3,776,000, respectively, at December 31, 2001. As a percentage of net loans and leases these off-balance sheet items represent 28.6%, and 33.1%, respectively.

Disclosure of Fair Value

The Financial Accounting Standards Board (the "FASB"), Statement of Financial Accounting Standards Number 107, Disclosures about Fair Value of Financial Statements, requires the disclosure of fair value of most financial instruments, whether recognized or not recognized in the financial statements. The intent of presenting the fair values of financial instruments is to depict the market's assessment of the present value of net future cash flows discounted to reflect both current interest rates and the market's assessment of the risk that the cash flows will not occur.

In determining fair values, the Company used the carrying amount for cash and cash equivalents, accounts receivable, servicing receivable, accrued interest receivable and accrued interest payable as all of these instruments are short term in nature. Securities are reflected at quoted market values. Loans and deposits have a long term time horizon which required more complex calculations for fair value determination. Loans are grouped into homogeneous categories and broken down between fixed and variable rate instruments. Loans with a variable rate, which reprice immediately, are valued at carrying value. The fair value of fixed rate instruments is estimated by discounting the future cash flows using current rates. Credit risk and repricing risk factors are included in the current rates. Fair value for nonaccrual loans is reported at carrying value and is included in the net loan total. Since the allowance for loan losses exceeds any potential adjustment for nonaccrual valuation, no further valuation adjustment has been made.

Demand deposits, savings and certain money market accounts are short term in nature so the carrying value equals the fair value. For certificates of deposit, the fair value is estimated by discounting the future cash payments using the rates currently offered for deposits of similar remaining maturities.

The change in the calculated fair value percentage relates to the loan and investment categories and is principally the result of changes in interest rates during the year. See "American River Holdings and Subsidiaries Financial Statements—Note 18, Disclosures About Fair Value of Financial Instruments".

Accounting Pronouncements

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. This statement, which addresses financial accounting and reporting matters for the acquisition of all or part of a financial institution, applies to all such transactions except those between two or more mutual enterprises. This Statement removes



acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and related interpretations. This Statement requires a financial institution to apply SFAS No. 144 and evaluate long-term customer relationship intangible assets (core deposit intangible) for impairment. Under SFAS No. 72, a financial institution may have recorded an unidentifiable intangible asset arising from a business combination. If certain criteria in SFAS No. 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill upon adoption of this Statement and any amortization amounts that were incurred after the adoption of SFAS No. 142 must be reversed. Reclassified goodwill would then be measured for impairment under the provisions of SFAS No. 142. Provisions of this statement are applicable on or after October 1, 2002. In management's opinion, the adoption of this Statement did not have a material effect on the Company's consolidates financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS Statement No. 123*. This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reporting containing financial statements for interim periods beginning after December 15, 2002. Because the Company accounts for the compensation cost associated with its stock option plan under the intrinsic value method, the alternative methods of transition will not apply to the Company. The additional disclosure requirements of the Statement are included in these consolidated financial statements. In management's opinion, the adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of operations.

Other Matters

Effects of Terrorism. The terrorist actions on September 11, 2001 and thereafter and potential military conflicts have had significant adverse effects upon the United States economy. Whether the terrorist activities in the future and the actions of the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company and the extent of such impact is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts reserved for loan and lease losses, and causing a decline in the Company's stock price.

Website Access. American River Holdings maintains a website where certain information about the Company is posted. Through the website, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments thereto are available as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. These reports are free of charge and can be accessed through the address www.amrb.com/financial.html by clicking on the SEC Filings link located at that address.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Quarterly Information (Unaudited)

(In thousands, except per share and price range of common stock)

2002	March 31	June 30	September 30	December 31
Interest income	$ 4,465	$ 4,486	$ 4,732	$ 4,902
Net interest income	3,583	3,623	3,820	4,047
Provision for loan and lease loss	148	186	160	150
Noninterest income	492	552	619	660
Noninterest expense	2,344	2,288	2,285	2,472
Income before taxes	1,583	1,701	1,994	2,085
Net income	961	1,027	1,200	1,271
Basic earnings per share	$ .36	$ .39	$ .46	$ .48
Diluted earnings per share	.34	.36	.42	.45
Cash dividends per share	-	.14	-	.21
Price range, common stock	$ 14.95-18.33	$ 17.81-20.22	$ 17.38-20.17	$ 16.75-23.83

2001	March 31	June 30	September 30	December 31
Interest income	$ 5,783	$ 5,317	$ 5,055	$ 4,688
Net interest income	3,687	3,629	3,649	3,612
Provision for loan and lease loss	194	187	192	218
Noninterest income	579	556	656	574
Noninterest expense	2,380	2,500	2,267	2,355
Income before taxes	1,692	1,498	1,846	1,613
Net income	1,024	901	1,111	1,001
Basic earnings per share	$ .38	$ .34	$ .42	$ .38
Diluted earnings per share	.36	.33	.39	.35
Cash dividends per share	-	.13	-	.13
Price range, common stock	$ 12.81-14.51	$ 13.33-15.19	$ 11.56-17.69	$ 13.23-15.90

The Company's common stock began trading on the NASDAQ National Stock Market ("NASDAQ") under the symbol "AMRB" on October 26, 2000. Prior to October 26, 2000, the common stock was not listed on any exchange and was quoted on the OTC Bulletin Board under the symbol "AMRB.OB." The table above shows the high and the low prices for the common stock, for each quarter, as reported by NASDAQ. The prices have been adjusted to reflect the 5% stock dividends distributed in 2001 and 2002. As of March 5, 2003, there were approximately 1,304 shareholders of record of the Company's common stock.



INDEPENDENT AUDITOR'S REPORT

THE SHAREHOLDERS AND BOARD OF DIRECTORS

American River Holdings and Subsidiaries

We have audited the accompanying consolidated balance sheet of American River Holdings and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American River Holdings and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Perry-Smith LLP

Sacramento, CA
February 7, 2003



CONSOLIDATED BALANCE SHEET

December 31, 2002 and 2001
(Dollars in thousands)

	2002	2001
ASSETS		
Cash and due from banks	$ 25,899	$ 20,342
Federal funds sold		7,814
Interest-bearing deposits in banks	5,983	5,740
Investment securities (Note 3):		
Available-for-sale, at fair value	61,876	35,463
Held-to-maturity, at amortized cost (fair value of $12,386 and $13,234 at December 31, 2002 and 2001, respectively)	12,185	13,109
Loans and leases, less allowance for loan and lease losses of $3,197 in 2002 and $2,614 in 2001(Notes 4, 8, 9, 11 and 16)	229,008	195,026
Premises and equipment, net (Note 5)	1,665	1,903
FHLB and FRB stock	1,562	340
Accounts receivable servicing receivables, net (Notes 6 and 14)	1,396	2,869
Accrued interest receivable and other assets	3,034	3,953
	$ 342,563	$ 286,559
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest bearing	$ 81,974	$ 67,740
Interest-bearing (Note 7)	193,822	187,148
Total deposits	275,796	254,888
Short-term borrowings (Note 8)	30,550	
Long-term debt (Note 9)	1,992	2,039
Accrued interest payable and other liabilities	2,499	1,690
Total liabilities	310,837	258,617
Commitments and contingencies (Note 11)		
Shareholders' equity (Notes 12 and 13):		
Common stock - no par value; 20,000,000 shares authorized; issued and outstanding – 2,625,922 shares in 2002 and 2,519,717 shares in 2001	16,064	14,167
Retained earnings	14,358	13,290
Accumulated other comprehensive income (Notes 3 and 17)	1,304	485
Total shareholders' equity	31,726	27,942
	$ 342,563	$ 286,559

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except per share data)

	2002	2001	2000
Interest income:			
Interest and fees on loans	$ 15,400	$ 17,883	$ 17,294
Interest on Federal funds sold	80	202	353
Interest on deposits in banks	267	342	409
Interest and dividends on investment securities:			
Taxable	2,359	1,871	2,643
Exempt from Federal income taxes	460	464	462
Dividends	19	81	66
Total interest income	18,585	20,843	21,227
Interest expense:			
Interest on deposits (Note 7)	3,168	6,042	7,330
Interest on short-term borrowings (Note 8)	220	97	183
Interest on long-term debt (Note 9)	124	127	129
Total interest expense	3,512	6,266	7,642
Net interest income	15,073	14,577	13,585
Provision for loan and lease losses (Note 4)	644	791	672
Net interest income after provision for loan and lease losses	14,429	13,786	12,913
Noninterest income:			
Service charges	563	562	602
Gain on sale of available-for-sale investment securities, net (Note 3)			13
Other income (Note 14)	1,760	1,803	1,568
Total noninterest income	2,323	2,365	2,183
Noninterest expense:			
Salaries and employee benefits (Notes 4 and 15)	5,595	5,334	4,961
Occupancy (Notes 5 and 11)	840	810	757
Furniture and equipment (Notes 5 and 11)	620	564	461
Other expense (Note 14)	2,334	2,794	3,150
Total noninterest expense	9,389	9,502	9,329
Income before income taxes	7,363	6,649	5,767
Income taxes (Note 10)	2,904	2,612	2,221
Net income	$ 4,459	$ 4,037	$ 3,546
Basic earnings per share (Note 12)	$ 1.69	$ 1.52	$ 1.35
Diluted earnings per share (Note 12)	$ 1.57	$ 1.43	$ 1.29
Cash dividends per share of issued and outstanding common stock, adjusted for stock dividends	$ .35	$ .26	$ .23

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Comprehensive Income (Loss)	Shareholders' Equity	Comprehensive Income
Balance, December 31, 1999	2,248,679	$ 10,438	$ 10,467	$ (294)	$ 20,611	
Comprehensive income (Note 17):						
Net income			3,546		3,546	$ 3,546
Other comprehensive income, net of tax:						
Unrealized gains on available-for-sale investment securities				511	511	511
Total comprehensive income						$ 4,057
Cash dividends ($.23 per share)			(535)		(535)	
5% stock dividend	113,742	1,596	(1,596)			
Fractional shares redeemed			(6)		(6)	
Stock options exercised	32,737	286			286	
Balance, December 31, 2000	2,395,158	12,320	11,876	217	24,413	
Comprehensive income (Note 17):						
Net income			4,037		4,037	$ 4,037
Other comprehensive income, net of tax:						
Unrealized gains on available-for-sale investment securities				268	268	268
Total comprehensive income						$ 4,305
Cash dividends ($.26 per share)			(681)		(681)	
5% stock dividend	120,531	1,935	(1,935)			
Fractional shares redeemed			(7)		(7)	
Stock options exercised	26,566	265			265	
Retirement of common stock (Note 12)	(22,538)	(353)			(353)	
Balance, December 31, 2001	2,519,717	14,167	13,290	485	27,942	
Comprehensive income (Note 17):						
Net income			4,459		4,459	$ 4,459
Other comprehensive income, net of tax:						
Unrealized gains on available-for-sale investment securities				819	819	819
Total comprehensive income						$ 5,278
Cash dividends ($.35 per share)			(914)		(914)	
5% stock dividend	124,604	2,469	(2,469)			
Fractional shares redeemed			(8)		(8)	
Stock options exercised	25,941	236			236	
Retirement of common stock (Note 12)	(44,340)	(808)			(808)	
Balance, December 31, 2002	2,625,922	$ 16,064	$ 14,358	$ 1,304	$ 31,726	

The accompanying notes are an integral part of these financial statements.



CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 4,459	$ 4,037	$ 3,546
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	644	791	672
Increase (decrease) in deferred loan and lease origination fees, net	158	(173)	178
Net gain on the sale of available-for-sale investment securities			(13)
Depreciation and amortization	464	439	359
Amortization (accretion) of investment security premiums and discounts, net	394	(46)	(251)
(Reduction in) provision for accounts receivable servicing receivable losses	(27)	10	30
Gain or sale of other real estate	(13)		
Deferred tax provision	(304)	(179)	(289)
Decrease (increase) in accrued interest receivable and other assets	679	(180)	(336)
Increase (decrease) in accrued interest payable and other liabilities	611	(678)	503
Net cash provided by operating activities	7,065	4,021	4,399
Cash flows from investing activities:			
Proceeds from the sale of available-for-sale investment securities	252	1,979	20
Proceeds from called available-for-sale investment securities	250	1,500	
Proceeds from matured available-for-sale investment securities	10,880	9,020	22,500
Proceeds from called held-to-maturity investment securities			155
Proceeds from matured held-to-maturity investment securities		2,050	2,365
Purchases of available-for-sale investment securities	(39,112)	(13,203)	(14,745)
Purchases of held-to-maturity investment securities	(4,249)	(5,193)	(487)
Proceeds from principal repayments for available-for-sale government guaranteed mortgage-backed securities	2,399	92	65
Proceeds from principal repayments for held-to-maturity government guaranteed mortgage-related securities	5,050	3,378	1,918
Net (increase) decrease in interest-bearing deposits in banks	(198)	(200)	780
Net (increase) decrease in loans and leases	(34,826)	5,023	(44,412)
Net decrease (increase) in accounts receivable servicing receivables	1,500	301	(1,128)
Purchases of equipment	(222)	(629)	(799)
Net (increase) decrease in FHLB and FRB stock	(1,222)	(25)	554
Proceeds from the sale of other real estate	61		
Net cash (used in) provided by investing activities	(59,437)	4,093	(33,214)

(continued)



CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

For the Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002	2001	2000
Cash flows from financing activities:			
Net increase in demand, interest-bearing and savings deposits	$ 24,691	$ 7,764	$ 18,174
Net (decrease) increase in time deposits	(3,783)	7,812	(1,939)
Repayment of long-term debt	(47)	(45)	(41)
Increase (decrease) in short-term borrowings	30,550	(15,990)	14,990
Exercise of stock options	236	247	286
Cash paid to repurchase common stock	(808)	(335)	
Payment of cash dividends	(716)	(640)	(438)
Cash paid for fractional shares in connection with stock dividends	(8)	(7)	(6)
Net cash provided by (used in) financing activities	50,115	(1,194)	31,026
(Decrease) increase in cash and cash equivalents	(2,257)	6,920	2,211
Cash and cash equivalents at beginning of year	28,156	21,236	19,025
Cash and cash equivalents at end of year	$ 25,899	$ 28,156	$ 21,236
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 3,473	$ 6,299	$ 7,599
Income taxes	$ 2,753	$ 2,954	$ 2,279
Non-cash investing activities:			
Net change in unrealized gain on available-for-sale investment securities	$ 1,353	$ 446	$ 824
Transfer of corporate debt securities from the held-to-maturity category to the available-for-sale category		$ 3,089	
Other real estate acquired	$ 48		
Non-cash financing activities:			
Dividends declared and unpaid	$ 551	$ 353	$ 312

The accompanying notes are an integral part of these financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE BUSINESS OF THE COMPANY

American River Holdings (the "Company") was incorporated under the laws of the State of California in 1995. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder.

The Company's wholly-owned subsidiaries include American River Bank (ARB), First Source Capital, and North Coast Bank (NCB). ARB was incorporated in 1983. ARB accepts checking and savings deposits, offers money market deposit accounts and certificates of deposit, makes secured and unsecured commercial, secured real estate, and other installment and term loans and offers other customary banking services. ARB operates four banking offices in Sacramento, Placer, El Dorado and Yolo counties.

First Source Capital was formed in July 1999 to conduct lease financing activities for most types of business assets. First Source Capital acts as a lease broker and receives a fee for each lease recorded on the books of the party acting as the funding source.

On October 25, 2000, the Company completed a merger with NCB by exchanging 486,685 shares of its common stock (after adjustment for fractional shares) for all of the common stock of NCB. Each share of NCB was exchanged for .9644 of a share of the Company. In addition, NCB stock options were converted at the same exchange ratio into options to purchase 154,278 shares of the Company's common stock. The business combination was accounted for on a pooling-of-interests basis. NCB's net income for the period ended October 25, 2000 (unaudited) was $420,000. NCB is a national banking association, organized in 1990 with its headquarters in Santa Rosa, California. NCB operates three full service banking offices within its primary service areas of Sonoma County, in the cities of Healdsburg, Santa Rosa and Windsor. NCB's primary business is serving the business and commercial banking needs of small to mid-sized businesses within Sonoma, Napa, Marin and Mendocino counties.

The deposits of both ARB and NCB are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits. Neither bank offers trust services or international banking services and does not plan to do so in the near future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accounting and reporting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry.

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to classifications used in 2002.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one day periods.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment Securities

Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.
- Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. In addition, unrealized losses that are other than temporary are recognized in earnings for all investments.

Loans and Leases

Loans and leases are stated at principal balances outstanding. Interest is accrued daily based upon outstanding loan and lease balances. However, when, in the opinion of management, loans and leases are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans and leases are placed on nonaccrual status and the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans and leases, or payments received on nonaccrual loans or leases for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

A loan or lease is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan or lease agreement. An impaired loan or lease is measured based on the present value of expected future cash flows discounted at the instrument's effective interest rate or, as a practical matter, at the instrument's observable market price or the fair value of collateral if the loan or lease is collateral dependent.

Loan and lease origination fees, commitment fees, direct loan and lease origination costs and purchase premiums and discounts on loans and leases are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan or lease. The unamortized balance of deferred fees and costs is reported as a component of net loans and leases.

Loan Sales and Servicing

Included in the portfolio are Small Business Administration (SBA) and Farmer Mac guaranteed loans that may be sold in the secondary market. Loans held for sale are carried at the lower of cost or market value. Market value is determined by the specific identification method as of the balance sheet date or the date that the purchasers have committed to purchase the loans. At the time the loan is sold, the related right to service the loan is either retained, with the Company earning future servicing income, or released in exchange for a one-time servicing-released premium. A portion of this premium may be required to be refunded if the borrower defaults or the loan prepays within ninety days of the settlement date. However, there were no sales of loans subject to these recourse provisions at December 31, 2002, 2001 and 2000. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or market



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Loan Sales and Servicing *(Continued)*

value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. There were no loans held for sale at December 31, 2002 and 2001.

SBA and Farmer Mac loans with unpaid balances of $3,970,000 and $4,129,000 were being serviced for others as of December 31, 2002 and 2001, respectively. The Company also serviced loans that are participated with other financial institutions totaling $8,102,000, and $7,316,000 as of December 31, 2002 and 2001, respectively. In addition, the Company serviced loans originated by others totaling $27,732,000 as of December 31, 2001. The Company did not service any loans originated for others at December 31, 2002.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing assets were not considered material for disclosure purposes.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained to provide for possible losses related to impaired loans and leases and other losses on loans and leases identified by management as doubtful, substandard and special mention, as well as losses that can be expected to occur in the normal course of business related to currently performing loans and leases. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan and lease portfolio including concentrations, types of lending, specifically identified problem loans and leases, inherent risk of loss in the portfolio taken as a whole and economic conditions in the Company's service areas.

Commercial and real estate loans and leases determined to be impaired or classified are individually evaluated by management for specific risk of loss. In addition, reserve factors are assigned to currently performing loans and leases based on management's assessment of the following for each identified loan and lease type: (1) inherent credit risk, (2) historical losses and, (3) where the Company has not experienced losses, the loss experience of peer banks. Management also computes specific and expected loss reserves for loan and lease commitments. Finally, a residual component is maintained to cover the margin of imprecision inherent in the assumptions used to estimate losses. These estimates are particularly susceptible to changes in the economic environment and market conditions.

The Company's Loan Committee reviews the adequacy of the allowance for loan and lease losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in the judgment of the Loan Committee and management, changes are warranted.

The allowance is established through a provision for loan and lease losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. The allowance for loan and lease losses at December 31, 2002 and 2001, respectively, reflect management's estimate of possible losses in the portfolio.

Other Real Estate

Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property is charged against the allowance for



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Other Real Estate *(Continued)*

loan and lease losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or writedowns resulting from permanent impairments are recorded in other income or expense as incurred. There was no other real estate held by the Company at December 31, 2002 and 2001.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of building and improvements is forty years. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the liability or balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

Earnings Per Share

Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. Earnings per share is retroactively adjusted for stock splits and stock dividends for all periods presented. In addition, earnings per share have been restated on an equivalent share basis for all periods presented in connection with the merger previously noted.

Stock-Based Compensation

At December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note 12. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Pro forma adjustments to the Company's consolidated net earnings and earnings per share are disclosed during the years in which the options become vested. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Stock-Based Compensation *(Continued)*

(Dollars in thousands, except per share data)	Year Ended December 31,		
	2002	2001	2000
Net income, as reported	$ 4,459	$ 4,037	$ 3,546
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(174)	(126)	(189)
Pro forma net income	$ 4,285	$ 3,911	$ 3,357
Basic earnings per share - as reported	$ 1.69	$ 1.52	$ 1.35
Basic earnings per share - pro forma	$ 1.62	$ 1.47	$ 1.28
Diluted earnings per share - as reported	$ 1.57	$ 1.43	$ 1.29
Diluted earnings per share - pro forma	$ 1.52	$ 1.38	$ 1.22

The fair value of each option is estimated on the date of grant using an option-pricing model. No options were granted for the years ended December 31, 2002, 2001 and 2000.

Impact of New Financial Accounting Standards

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*. This statement, which addresses financial accounting and reporting matters for the acquisition of all or part of a financial institution, applies to all such transactions except those between two or more mutual enterprises. This Statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and related interpretations. This Statement requires a financial institution to apply SFAS No. 144 and evaluate long-term customer relationship intangible assets (core deposit intangible) for impairment. Under SFAS No. 72, a financial institution may have recorded an unidentifiable intangible asset arising from a business combination. If certain criteria in SFAS No. 147 are met, the amount of the unidentifiable intangible asset will be reclassified to goodwill upon adoption of this Statement and any amortization amounts that were incurred after the adoption of SFAS No. 142 must be reversed. Reclassified goodwill would then be measured for impairment under the provisions of SFAS No. 142. Provisions of this statement are applicable on or after October 1, 2002. In management's opinion, the adoption of this Statement did not have a material effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS Statement No. 123*. This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reporting containing financial statements for interim periods beginning after December 15, 2002. Because the Company accounts for the compensation cost associated with its stock option plan under the intrinsic value method, the alternative methods of transition will not apply to the Company. The additional disclosure requirements of the Statement are included in these consolidated financial statements. In management's opinion, the adoption of this Statement did not have a material impact on the Company's consolidated financial position or results of operations.



3. INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities at December 31, 2002 and 2001 consisted of the following *(dollars in thousands)*:

Available-for-Sale:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agencies	$ 19,735	$ 832		$ 20,567
U.S. Government guaranteed mortgage-backed securities	28,792	490	$ (2)	29,280
Obligations of states and political subdivisions	9,822	786		10,608
Corporate debt securities	1,045	25		1,070
Corporate stock	333	19	(1)	351
	$ 59,727	$ 2,152	$ (3)	$ 61,876

Net unrealized gains on available-for-sale investment securities totaling $2,149,000 were recorded, net of $845,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2002. Proceeds from the sale of available-for-sale investment securities for the year ended December 31, 2002 totaled $252,000. No gains or losses were recognized.

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Government agencies	$ 18,050	$ 465	$ (12)	$ 18,503
U.S. Government guaranteed mortgage-backed securities	1,108	2	(6)	1,104
Obligations of states and political subdivisions	9,624	343	(27)	9,940
Corporate debt securities	2,309	30	(10)	2,329
Corporate stock	583	20	(9)	594
Commercial paper	2,993			2,993
	$ 34,667	$ 860	$ (64)	$ 35,463

Net unrealized gains on available-for-sale investment securities totaling $796,000 were recorded, net of $311,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2001. Proceeds from the sale of available-for-sale investment securities for the year ended December 31, 2001 totaled $1,979,000. No gains or losses were recognized. Proceeds and gross realized gains from the sale of available-for-sale investment securities for the year ended December 31, 2000 totaled $20,000 and $13,000, respectively.

3. INVESTMENT SECURITIES *(Continued)*

Held-to-Maturity:

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 1,333	$ 37		$ 1,370
Government guaranteed mortgage-backed securities	10,852	170	$ (6)	11,016
	$ 12,185	$ 207	$ (6)	$ 12,386

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 1,339	$ 51		$ 1,390
Government guaranteed mortgage-backed securities	11,762	169	$ (95)	11,836
SBA loan pools	8			8
	$ 13,109	$ 220	$ (95)	$ 13,234

On January 1, 2001, all corporate debt securities were transferred from the held-to-maturity category to the available-for-sale category upon the adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, issued by the Financial Accounting Standards Board. The amortized cost and market value of the transferred securities on the date of the transfer were $3,089,000 and $3,100,000, respectively. Accordingly, unrealized gains of $11,000 were recorded, net of $4,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity. There were no sales or other transfers of held-to-maturity investment securities for the years ended December 31, 2002, 2001 and 2000.

The amortized cost and estimated market value of investment securities at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.



3. INVESTMENT SECURITIES *(Continued)*

(Dollars in thousands)	Available-for-sale Amortized Cost	Available-for-sale Estimated Market Value	Held-to-Maturity Amortized Cost	Held-to-Maturity Estimated Market Value
Within one year	$ 5,833	$ 5,941	$ 1,133	$ 1,159
After one year through five years	16,734	17,615	200	211
After five years through ten years	2,974	3,215		
After ten years	5,061	5,474		
	30,602	32,245	1,333	1,370
Investment securities not due at a single maturity date:				
Government guaranteed mortgage-backed securities	28,792	29,280	10,852	11,016
Corporate stock	333	351		
	$ 59,727	$ 61,876	$ 12,185	$ 12,386

Investment securities with amortized cost totaling $35,005,000 and 10,654,000 and market value totaling $35,277,000 and $10,931,000 were pledged to secure treasury tax and loan accounts, State Treasury funds on deposit and short-term borrowing arrangements at December 31, 2002 and 2001, respectively.

4. LOANS AND LEASES

Outstanding loans and leases are summarized as follows *(dollars in thousands)*:

	December 31, 2002	December 31, 2001
Real estate - commercial	$ 127,550	$ 100,158
Real estate - construction	32,385	30,821
Real estate - residential	1,661	3,119
Commercial	49,231	43,619
Lease financing receivable	6,766	2,499
Agriculture	8,824	10,251
Consumer	6,371	7,598
	232,788	198,065
Deferred loan and lease fees, net	(583)	(425)
Allowance for loan and lease losses	(3,197)	(2,614)
	$ 229,008	$ 195,026

Certain loans have been pledged to secure borrowing arrangements (see Notes 8 and 9).



4. LOANS AND LEASES *(Continued)*

Changes in the allowance for loan and lease losses were as follows *(dollars in thousands)*:

	Year Ended December 31,		
	2002	2001	2000
Balance, beginning of year	$ 2,614	$ 2,454	$ 2,062
Provision charged to operations	644	791	672
Losses charged to allowance	(151)	(711)	(266)
Amounts transferred to accounts receivable servicing receivables valuation reserve (Note 6)			(41)
Recoveries	90	80	27
Balance, end of year	$ 3,197	$ 2,614	$ 2,454

At December 31, 2002 and 2001, nonaccrual loans totaled $204,000 and $856,000, respectively. Interest foregone on nonaccrual loans for the years ended December 31, 2002, 2001 and 2000 was not material.

The recorded investment in loans and leases that were considered to be impaired totaled $204,000 and $856,000 at December 31, 2002 and 2001, respectively. The related allowance for loan and lease losses for these loans and leases as determined under loan impairment standards at December 31, 2002 and 2001 was $51,000 and $263,000, respectively. The average recorded investment in impaired loans and leases for the years ended December 31, 2002, 2001 and 2000 was $472,000, $733,000 and $128,000, respectively. Interest income recognized on impaired loans and leases using a cash-basis method for the years ended December 31, 2002, 2001 and 2000 was not material.

Salaries and employee benefits totaling $543,000, $483,000 and $530,000 have been deferred as loan and lease origination costs for the years ended December 31, 2002, 2001 and 2000, respectively.

5. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following *(dollars in thousands)*:

	December 31,	
	2002	2001
Land	$ 149	$ 149
Building and improvements	213	213
Furniture, fixtures and equipment	4,053	3,954
Leasehold improvements	783	765
	5,198	5,081
Less accumulated depreciation and amortization	(3,533)	(3,178)
	$ 1,665	$ 1,903

Depreciation and amortization included in occupancy and furniture and equipment expenses totaled $464,000, $439,000 and $359,000 for the years ended December 31, 2002, 2001 and 2000, respectively.



6. ACCOUNTS RECEIVABLE SERVICING RECEIVABLES

The Company purchases existing accounts receivable on a discounted basis from selected borrowers and assumes the related billing and collection responsibilities. Accounts receivable servicing fees included in other income totaled $294,000, $459,000 and $430,000 for the years ended December 31, 2002, 2001 and 2000, respectively (see Note 14). The valuation allowance for these receivables is not significant.

7. INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following *(dollars in thousands)*:

	December 31,	
	2002	2001
Savings	$ 15,562	$ 12,951
Money market	82,362	74,652
NOW accounts	23,511	23,375
Time, $100,000 or more	46,363	44,897
Other time	26,024	31,273
	$ 193,822	$ 187,148

Aggregate annual maturities of time deposits are as follows *(dollars in thousands)*:

Year Ending December 31,

2003	$ 57,655
2004	8,379
2005	3,247
2006	675
2007	2,431
	$ 72,387

Interest expense recognized on interest-bearing deposits consisted of the following *(dollars in thousands)*:

Year Ended December 31,

	2002	2001	2000
Savings	$ 51	$ 166	$ 297
Money market	901	1,849	2,587
NOW accounts	38	115	247
Time, $100,000 or more	1,022	1,917	2,318
Other time	1,156	1,995	1,881
	$ 3,168	$ 6,042	$ 7,330



8. SHORT-TERM BORROWING ARRANGEMENTS

The Company has a total of $26,000,000 in unsecured short-term borrowing arrangements to purchase Federal funds with four of its correspondent banks. An advance totaling $6,550,000 was outstanding from one of its correspondent banks at December 31, 2002, bearing an interest rate of 1.75% and maturing on January 1, 2003. There were no borrowings outstanding under these arrangements at December 31, 2001.

In addition, the Company has a line of credit available with the Federal Home Loan Bank which is secured by pledged mortgage loans (see Note 9) and investment securities (see Note 3). Borrowings may include overnight advances as well as loans with a term of up to thirty years. Advances totaling $24,000,000 were outstanding from the Federal Home Loan Bank at December 31, 2002, bearing interest rates ranging from 1.57% to 1.87% and maturing between January 28, 2003 and October 30, 2003. There were no short-term borrowings outstanding under this line of credit at December 31, 2001.

The Company has also been issued a total of $1,833,000 in letters of credit by the Federal Home Loan Bank which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2002 and management does not expect to draw upon these lines in the future.

9. LONG-TERM DEBT

The Company can borrow up to $7,716,000 from the Federal Home Loan Bank on either a short-term or long-term basis, secured by qualifying mortgage loans with unpaid balances of $18,034,000 at December 31, 2002. Long-term debt consisted of an advance from the Federal Home Loan Bank totaling $1,992,000 and $2,039,000 at December 31, 2002 and 2001, respectively, bearing a fixed interest rate of 6.13%, due in monthly installments of approximately $14,000, including principal and interest, with the final principal payment of $1,711,000 due December 21, 2007.

Future minimum principal payments on long-term debt are as follows *(dollars in thousands)*:

Year Ending December 31,	
2003	$ 50
2004	54
2005	57
2006	60
2007	1,771
	$ 1,992



10. INCOME TAXES

The provision for income taxes for the years ended December 31, 2002, 2001 and 2000 consisted of the following *(dollars in thousands)*:

	Federal	State	Total
2002			
Current	$ 2,388	$ 820	$ 3,208
Deferred	(229)	(75)	(304)
Income tax expense	$ 2,159	$ 745	$ 2,904
2001			
Current	$ 2,000	$ 791	$ 2,791
Deferred	(145)	(34)	(179)
Income tax expense	$ 1,855	$ 757	$ 2,612
2000			
Current	$ 1,854	$ 656	$ 2,510
Deferred	(231)	(58)	(289)
Income tax expense	$ 1,623	$ 598	$ 2,221

Deferred tax assets (liabilities) consisted of the following *(dollars in thousands)*:

	December 31,	
	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 1,207	$ 940
Future benefit of State tax deduction	280	244
Deferred compensation	175	152
Other	27	23
Total deferred tax assets	1,689	1,359
Deferred tax liabilities:		
Discount on purchased loans	(21)	(31)
Future liability of State deferred tax assets	(110)	(84)
Unrealized gain on available-for-sale investment securities	(845)	(311)
Federal Home Loan Bank stock dividends	(36)	(26)
Total deferred tax liabilities	(1,012)	(452)
Net deferred tax assets	$ 677	907



10. INCOME TAXES *(Continued)*

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 34% to income before income taxes. The significant items comprising these differences consisted of the following:

	Year Ended December 31,		
	2002	2001	2000
Federal income tax rate, at statutory rate	34.0%	34.0 %	34.0 %
State franchise tax, net of Federal tax effect	6.8%	7.0 %	7.3 %
Tax benefit of interest on obligations of states and political subdivisions	(2.1)%	(2.2)%	(2.4)%
Other	.7%	.5 %	(.4)%
Total income tax expense	39.4%	39.3 %	38.5 %

11. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its branch facilities, administrative offices and various equipment under noncancelable operating leases which expire on various dates through the year 2009 and certain of the leases have five year renewal options. Two of the branch facilities are leased from members of the Board of Directors (see Note 16).

Future minimum lease payments are as follows *(dollars in thousands)*:

Year Ending December 31,	
2003	$ 551
2004	562
2005	572
2006	547
2007	389
Thereafter	754
	$ 3,375

Rental expense included in occupancy, furniture and equipment expense, net of related rental income, totaled $616,000, $631,000 and $564,000 for the years ended December 31, 2002, 2001 and 2000, respectively.



11. COMMITMENTS AND CONTINGENCIES *(Continued)*

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the balance sheet.

The following financial instruments represent off-balance-sheet credit risk *(dollars in thousands)*:

	December 31,	
	2002	2001
Commitments to extend credit:		
Revolving lines of credit secured by 1-4 family residences	$ 2,431	$ 2,430
Commercial real estate, construction and land development commitments secured by real estate	18,281	15,553
Other commercial commitments not secured by real estate	1,821	2,157
Credit card arrangements	460	383
Other unused commitments, principally commercial loans	38,721	40,317
	$ 61,714	$ 60,840
Letters of credit	$ 3,668	$ 3,776

Real estate commitments are generally secured by property with a loan-to-value ratio of 65% to 80%. In addition, the majority of the Company's commitments have variable interest rates.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each client's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, equipment and deeds of trust on residential real estate and income-producing commercial properties.

Letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients.



11. COMMITMENTS AND CONTINGENCIES *(continued)*

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to clients throughout Sacramento, Placer, Yolo, El Dorado, Sonoma, Napa, Marin and Mendocino counties.

In management's judgment, a concentration exists in real estate-related loans which represented approximately 70% and 69% of the Company's loan portfolio at December 31, 2002 and 2001, respectively. Although management believes such concentrations to have no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

Correspondent Banking Agreements

The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits totaled $3,519,000 at December 31, 2002.

Federal Reserve Requirements

Banks are required to maintain reserves with the Federal Reserve Bank equal to a percentage of their reservable deposits. Reserve balances held with the Federal Reserve Bank totaled $533,000 and $3,688,000 at December 31, 2002 and 2001, respectively.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the financial position or results of operations of the Company.

12. SHAREHOLDERS' EQUITY

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows *(dollars and amounts in thousands, except per share data)*:

	Net Income	Weighed Average Number of Shares Outstanding	Per-Share Amount
Year Ended December 31, 2002			
Basic earnings per share	$ 4,459	2,634	$ 1.69
Effect of dilutive stock options		199	
Diluted earnings per share	$ 4,459	2,833	$ 1.57
Year Ended December 31, 2001			
Basic earnings per share	$ 4,037	2,662	$ 1.52
Effect of dilutive stock options		169	
Diluted earnings per share	$ 4,037	2,831	$ 1.43
Year Ended December 31, 2000			
Basic earnings per share	$ 3,546	2,620	$ 1.35
Effect of dilutive stock options		135	
Diluted earnings per share	$ 3,546	2,755	$ 1.29



12. SHAREHOLDERS' EQUITY *(Continued)*

Stock Option Plans

In 2000 and 1995, the Board of Directors adopted stock option plans under which options may be granted to employees and directors under incentive and nonstatutory agreements. At December 31, 2002, grants outstanding combined with shares available for future grants totaled 730,864 shares under these plans. The plans require that the option price may not be less than the fair market value of the stock at the date the option is granted. The purchase price of exercised options is payable in full in cash or shares of the Company's common stock owned by the optionee at the time the option is exercised. The options expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. Options vest ratably over a five year period. Outstanding options under the 1995 plan are exercisable until their expiration; however, no new options will be granted under this plan.

A summary of the combined activity within the plans follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	443,198	$ 7.50	488,544	$ 7.54	549,539	$ 7.77
Options granted						
Options exercised	(26,753)	$ 6.87	(27,894)	$ 6.72	(38,970)	$ 6.40
Options canceled			(17,452)	$ 15.35	(22,025)	$ 14.62
Options outstanding, end of year	416,445	$ 7.47	443,198	$ 7.50	488,544	$ 7.54
Options exercisable, end of year	391,516	$ 7.21	374,004	$ 6.91	345,297	$ 6.52

A summary of options outstanding at December 31, 2002 follows:

Range of Exercise Prices	Number of Options Outstanding December 31, 2002	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2002
$ 5.02	40,256	3.8 years	40,256
$ 5.22	180,911	2.6 years	180,911
$ 5.56	6.970	1.2 years	6,970
$ 6.85	6,610	3.0 years	6,610
$ 7.84	44,107	7.0 years	34,055
$ 8.30	47,596	5.7 years	47,596
$ 9.20	28,141	4.4 years	28,141
$ 13.28	11,576	6.9 years	6,946
$ 13.58	9,116	6.0 years	7,293
$ 14.63	41,162	5.7 years	32,738
	416,445		391,516



12. SHAREHOLDERS' EQUITY *(Continued)*

Common Stock Repurchase Program

During 1997, the Board of Directors authorized the annual repurchase of up to five percent of the Company's common stock in conjunction with recurring annual distributions of a five percent common stock dividend. Repurchases are generally made in the open market at market prices.

13. REGULATORY MATTERS

Dividends

Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends. Under applicable Federal laws, the Office of the Comptroller of the Currency (the "OCC") restricts the total dividend payment of any national banking association in any calendar year to the net income of the year, as defined, combined with the net income for the two preceding years, less distributions made to shareholders during the same three-year period. In addition, the California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At December 31, 2002, the subsidiaries had $10,013,000 in retained earnings available for dividend payments to the Company.

Regulatory Capital

The Company and its banking subsidiaries are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System, the OCC and FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the banking subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and its banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiaries to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Company and its banking subsidiaries met all their capital adequacy requirements as of December 31, 2002 and 2001.

In addition, the most recent notifications from the OCC and FDIC categorized each of the banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the banking subsidiaries must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since those notifications that management believes have changed the categories.



13. REGULATORY MATTERS *(Continued)*

(Dollars in thousands)	December 31,			
	2002		2001	
	Amount	Ratio	Amount	Ratio
Leverage Ratio				
American River Holdings and Subsidiaries	$ 30,350	9.8%	$ 27,380	9.8%
Minimum regulatory requirement	$ 12,328	4.0%	$ 11,139	4.0%
American River Bank	$ 24,986	10.0%	$ 22,226	10.0%
Minimum requirement for "Well-Capitalized" institution	$ 12,251	5.0%	$ 11,080	5.0%
Minimum regulatory requirement	$ 10,017	4.0%	$ 8,864	4.0%
North Coast Bank	$ 5,168	9.0%	$ 4,843	8.6%
Minimum requirement for "Well-Capitalized" institution	$ 2,861	5.0%	$ 2,832	5.0%
Minimum regulatory requirement	$ 2,289	4.0%	$ 2,265	4.0%
Tier 1 Risk-Based Capital Ratio				
American River Holdings and Subsidiaries	$ 30,350	11.8%	$ 27,380	12.4%
Minimum regulatory requirement	$ 10,284	4.0%	$ 8,827	4.0%
American River Bank	$ 24,986	11.8%	$ 22,226	12.5%
Minimum requirement for "Well-Capitalized" institution	$ 12,701	6.0%	$ 10,677	6.0%
Minimum regulatory requirement	$ 8,467	4.0%	$ 7,118	4.0%
North Coast Bank	$ 5,168	11.2%	$ 4,843	11.5%
Minimum requirement for "Well-Capitalized" institution	$ 2,773	6.0%	$ 2,535	6.0%
Minimum regulatory requirement	$ 1,849	4.0%	$ 1,690	4.0%
Total Risk-Based Capital Ratio				
American River Holdings and Subsidiaries	$ 33,547	13.0%	$ 29,994	13.6%
Minimum regulatory requirement	$ 20,568	8.0%	$ 17,653	8.0%
American River Bank	$ 27,555	13.0%	$ 24,298	13.7%
Minimum requirement for "Well-Capitalized" institution	$ 21,169	10.0%	$ 17,795	10.0%
Minimum regulatory requirement	$ 16,935	8.0%	$ 14,236	8.0%
North Coast Bank	$ 5,746	12.4%	$ 5,371	12.7%
Minimum requirement for "Well-Capitalized" institution	$ 4,627	10.0%	$ 4,225	10.0%
Minimum regulatory requirement	$ 3,702	8.0%	$ 3,380	8.0%



14. NONINTEREST INCOME AND EXPENSE

Noninterest income consisted of the following *(dollars in thousands)*:

	Year Ended December 31,		
	2002	2001	2000
Accounts receivable servicing fees (Note 6)	$ 294	$ 459	$ 430
Merchant fee income	344	277	202
Income from residential lending division	278	274	142
Fees from lease brokerage services	459	264	177
Financial services income	71	90	203
Other	314	439	414
	$ 1,760	$ 1,803	$ 1,568

Noninterest expense consisted of the following *(dollars in thousands)*:

	Year Ended December 31,		
	2002	2001	2000
Professional fees	$ 262	$ 411	$ 296
Outsourced item processing	359	385	358
Telephone and postage	278	313	268
Advertising and promotion	200	275	295
Stationery and supplies	212	203	185
Directors' compensation	248	209	175
Merger, NASDAQ listing and SEC registration expenses			693
Other operating expenses	775	998	880
	$ 2,334	$ 2,794	$ 3,150



15. EMPLOYEE BENEFIT PLANS

American River Holdings 401(k) Plan

The American River Holdings 401(k) Plan commenced January 1, 1993 and is available to all employees. Under the plan, the Company will match 50% of each participants' contribution up to a maximum of 6% of their annual compensation. Employer contributions vest at a rate of 20% per year over a five year period and totaled $109,000, $111,000 and $77,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Employee Stock Purchase Plan

The Company is the administrator of an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at fair market value as of the date of purchase. The Company bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs actually incurred.

American River Holdings Deferred Compensation Plan

The Company has established a Deferred Compensation Plan for certain members of the management group and a Deferred Fee Agreement for Directors for the purpose of providing the opportunity to participants to defer compensation. Participants of the management group, who are selected by a Committee designated by the Board of Directors, may elect to defer annually a minimum of $5,000 or a maximum of eighty percent of their base salary and all of their cash bonus. Directors may also elect to defer up to one hundred percent of their monthly fees. The Company bears all administration costs, and funds the interest earned on participant deferrals at a rate based on U.S. Government Treasury rates. Deferred compensation, including interest earned, totaled $437,000, $351,000 and $195,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

16. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company enters into transactions with related parties, including Directors and affiliates. These transactions include borrowings from the Company with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2002 *(dollars in thousands)*:

Balance, January 1, 2002	$	3,789
Disbursements		493
Amounts repaid		190
Balance, December 31, 2002	$	4,092
Undisbursed commitments to related parties, December 31, 2002	$	819

The Company also leases two branch facilities from members of the Board of Directors (see Note 11). Rental payments to the Directors totaled $106,000, $105,000 and $105,000 for the years ended December 31, 2002, 2001 and 2000, respectively.



17. COMPREHENSIVE INCOME

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income. Total comprehensive income and the components of accumulated other comprehensive income or loss are presented in the Statement of Changes in Shareholders' Equity.

At December 31, 2002, 2001 and 2000, the Company held securities classified as available-for-sale which had unrealized gains as follows *(dollars in thousands)*:

	Before Tax	Tax Benefit	After Tax
For the Year Ended December 31, 2002			
Other comprehensive income:			
Unrealized holding gains	$ 1,353	$ (534)	$ 819
For the Year Ended December 31, 2001			
Other comprehensive income:			
Unrealized holding gains	$ 446	$ (178)	$ 268
For the Year Ended December 31, 2000			
Other comprehensive income:			
Unrealized holding gains	$ 837	$ (318)	$ 519
Less: reclassification adjustment for net gains included in net income	13	(5)	8
Total other comprehensive income	$ 824	$ (313)	$ 511



18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments at December 31, 2002 and 2001:

Cash and cash equivalents and short-term borrowings: For cash and cash equivalents and short-term borrowings, the carrying amount is estimated to be fair value.

Interest-bearing deposits in banks: The fair values of interest-bearing deposits in banks are estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Investment securities: or investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans and leases: For variable-rate loans and leases that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans and leases are estimated using discounted cash flow analyses, using interest rates being offered at each reporting date for loans and leases with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

Accounts receivable servicing receivables: The carrying amount of accounts receivable servicing receivables approximates their fair value because of the relatively short period of time between the origination of the receivables and their expected collection.

Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Long-term debt: The fair value of long-term debt is estimated using a discounted cash flow analysis using interest rates currently available for similar debt instruments.

Commitments to extend credit: Commitments to extend credit are primarily for variable rate loans. For these commitments, there is no difference between the committed amounts and their fair values. Commitments to fund fixed rate loans and letters of credit are at rates which approximate fair value at each reporting date.



18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

The carrying amounts and estimated fair values of the Company's financial instruments are as follows *(dollars in thousands)*:

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 25,899	$ 25,899	$ 20,342	$ 20,342
Federal funds sold			7,814	7,814
Interest-bearing deposits in banks	5,938	5,988	5,740	5,790
Investment securities	74,061	74,262	48,572	48,697
Loans and leases	229,008	229,904	195,026	197,947
FHLB and FRB stock	1,562	1,562	340	340
Accounts receivable servicing receivables	1,396	1,396	2,869	2,869
Accrued interest receivable	1,486	1,486	1,468	1,468
Financial liabilities:				
Deposits	$275,796	$276,238	$254,888	$255,983
Short-term debt	30,550	30,550		
Long-term debt	1,992	2,089	2,039	2,129
Accrued interest payable	303	303	264	264
Off-balance-sheet financial instruments:				
Commitments to extend credit	$ 61,714	$ 61,714	$ 60,840	$ 60,840
Letters of credit	3,668	3,668	3,776	3,776



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

BALANCE SHEET
December 31, 2002 and 2001
(Dollars in thousands)

	2002	2001
ASSETS		
Cash and due from banks	$ 342	$ 470
Investment in subsidiaries	31,684	27,695
Dividends receivable from subsidiaries	851	355
Other assets	126	91
	$ 33,003	$ 28,611
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Dividends payable to shareholders	$ 551	$ 353
Other liabilities	726	316
Total liabilities	1,277	669
Shareholders' equity:		
Common stock	16,064	14,167
Retained earnings	14,358	13,290
Accumulated other comprehensive income	1,304	485
Total shareholders' equity	31,726	27,942
	$ 33,003	$ 28,611



19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS *(Continued)*

STATEMENT OF INCOME
For the Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002	2001	2000
Income:			
Dividends declared by subsidiaries - eliminated in consolidation	$ 1,815	$ 1,282	$ 887
Management fee from subsidiaries - eliminated in consolidation	1,242	1,199	
Total income	3,057	2,481	887
Expenses:			
Salaries and employee benefits	1,437	1,228	221
Professional fees	72	100	26
Directors' compensation	176	144	62
Merger, NASDAQ and SEC registration expenses			460
Other expenses	393	315	42
Total expenses	2,078	1,787	811
Income before equity in undistributed income of subsidiaries	979	694	76
Equity in undistributed income of subsidiaries	3,169	3,115	3,158
Income before income taxes	4,148	3,809	3,234
Income tax benefit	311	228	312
Net income	$ 4,459	$ 4,037	$ 3,546



19. PARENT ONLY CONDENSED FINANCIAL STATEMENTS *(Continued)*

STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 4,459	$ 4,037	$ 3,546
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(3,169)	(3,115)	(3,255)
Increase in other assets	(532)	(239)	(1)
Increase in other liabilities	410	186	156
Net cash provided by operating activities	1,168	869	446
Cash flows used in investing activities:			
Cash dividends paid	(716)	(641)	(438)
Exercise of stock options	236	247	8
Cash paid to repurchase common stock	(808)	(335)	
Cash paid for fractional shares in connection with stock dividends	(8)	(7)	(6)
Net cash used in financing activities	(1,296)	(736)	(436)
Net (decrease) increase in cash and cash equivalents	(128)	133	10
Cash and cash equivalents at beginning of year	470	337	327
Cash and cash equivalents at end of year	$ 342	$ 470	$ 337
Supplemental disclosures of cash flow information:			
Non-cash investing activities:			
Net change in unrealized gain on available-for-sale investment securities	$ 1,353	$ 446	$ 824
Non-cash financing activities:			
Dividends declared and unpaid	$ 551	$ 353	$ 312

AMERICAN RIVER HOLDINGS HEADQUARTERS

1545 River Park Drive, Suite 107
Sacramento, CA 95815
916-565-6100
www.amrb.com

SUBSIDIARY BANKS

American River Bank
1545 River Park Drive, Suite 107
Sacramento, CA 95815
916-231-6100
www.americanriverbank.net

North Coast Bank
50 Santa Rosa Avenue, Suite 100
Santa Rosa, CA 95404
707-528-6300
www.northcoastbank.com

SUBSIDIARY COMPANY

first source capital
1540 River Park Drive, Suite 106
Sacramento, CA 95815
916-563-1963
www.firstsourcecapital.com

STOCK LISTING

The Nasdaq Stock Market, Symbol: AMRB

TRANSFER AGENT

U.S. Stock Transfer maintains all shareholder records for the corporation. Please contact them for information regarding your stock certificates, transfers, address or name changes, dividend checks or Form 1099.

U.S. Stock Transfer
1745 Gardena Avenue, 2nd floor
Glendale, CA 91204
800-835-8778
www.usstock.com

ANNUAL REPORT COPIES

American River Holdings will provide its security holders and interested parties, without charge, a copy of its 2002 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission. To request a copy by mail please contact our Headquarters. To view a pdf version online, please go to our web site at www.amrb.com.

AMERICAN RIVER HOLDINGS BOARD OF DIRECTORS

Charles D. Fite, *Chairman of the Board, President, Fite Development*

Roger J. Taylor, DDS, *Vice-Chairman, Executive Director of Impax Health Prime and Retired Dentist*

David T. Taber, *President & CEO, American River Holdings*

Michael A. Ziegler, *President & CEO, PRIDE Industries*

M. Edgar Deas, *Chairman of the Board, North Coast Bank, President & CEO, E&M Electric*

Sam J. Gallina, *Retired Senior Partner, S.J. Gallina & Co.*

Wayne C. Matthews, M. D., *Family Practitioner*

Marjorie G. Taylor, *Property Management*

Stephen H. Waks, *Attorney-at-Law, Owner, Stephen H. Waks, Inc.*

Larry L. Wasem, *Director, North Coast Bank, Partner, Airport Business Center*

William L. Young, *President & CEO, American River Bank*

AMERICAN RIVER HOLDINGS MANAGEMENT TEAM

David T. Taber, *President & Chief Executive Officer*

Mitchell A. Derenzo, *Executive Vice President, Chief Financial Officer*

Raymond F. Byrne, *President & CEO, North Coast Bank*

William L. Young, *President & CEO, American River Bank*

Douglas E. Tow, *Senior Vice President, Credit Administrator, American River Bank*

Kevin B. Bender, *Senior Vice President, Chief Information Officer*

Richard M. Borst, *Senior Vice President, Client Services Manager*

Jerald D. Christensen, *President & CEO, first source capital*

AMERICAN RIVER BANK AND FIRST SOURCE CAPITAL BOARD OF DIRECTORS

Charles D. Fite, *Chairman of the Board, President, Fite Development*

Sam J. Gallina, *Retired Senior Partner, S.J. Gallina & Co.*

Roger J. Taylor, DDS, *Executive Director of Impax Health Prime and Retired Dentist*

James O. Burpo, *Retired Chairman, Alburger, Basso De Groz, Inc.*

Wayne C. Matthews, M. D., *Family Practitioner*

Marjorie G. Taylor, *Property Management*

David T. Taber, *President & CEO, American River Holdings*

Stephen H. Waks, *Attorney-at-Law, Owner, Stephen H. Waks, Inc.*

William L. Young, *President & CEO, American River Bank*

NORTH COAST BANK BOARD OF DIRECTORS

M. Edgar Deas, *Chairman of the Board, President & CEO, E&M Electric*

Larry L. Wasem, *Partner, Airport Business Center*

Leo J. Becnel, *Optometry practitioner in Windsor*

Raymond F. Byrne, *President & CEO, North Coast Bank*

William A. Robotham, *Executive Partner, Pisenti & Brinker, Certified Public Accountants*

Herbert C. Steiner, *Pharmacist, Owner, Prescription Center Pharmacy*

Philip A. Wright, *Owner, Wright Realty*

David T. Taber, *President & CEO, American River Holdings*

Roger J. Taylor, DDS, *Executive Director of Impax Health Prime*

Dennis Murphy, *Partner, Murphy-Goode Winery, Murphy-Goode Vineyards, & Murphy-Goode Ranch*


AMERICAN
RIVER
HOLDINGS